UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
March 24, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Edwin Julianus Sebayang

----------------------------------------------------

Edwin Julianus Sebayang

VP Investor Relations

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of December 31, 2022 and for the year then ended with independent auditor’s report

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITOR’S REPORT

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of December 31, 2022

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, weundersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Karang Tengah Raya Pertanian I/99 RT 05 RW 04
Kelurahan Lebak Bulus, Kecamatan Cilandak, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001 RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance and Risk Management

We hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company") and its subsidiaries as of December 31, 2022 and for the year ended;

2.

The Company and its subsidiaries' consolidated financial statement as of December 31, 2022 and for the year ended have been prepared and presented in accordance with Indonesian Financial Accounting Standards;

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries' consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, March 24, 2023

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance and Risk Management

Table of Contents	This report is originally issued in the Indonesian language..

Independent Auditors’ Report

Report No. 00351/2.1032/AU.1/06/0687-1/1/III/2023

The Shareholders and the Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as of December 31, 2022, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022, and its consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants (“IICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated Financial Statements paragraph of our report. We are independent of the Group in accordance with the ethical requirements relevant to our audit of the consolidated financial statements in Indonesia, and we have fulfilled our other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. Such key audit matters were addressed in the context of our audit of the consolidated financial statements taken as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on such key audit matters. For the key audit matter below, our description of how our audit addressed such key audit matter is provided in such context.

Table of Contents	This report is originally issued in the Indonesian language..

Independent Auditors’ Report

Report No. 00351/2.1032/AU.1/06/0687-1/1/III/2023 (continued)

Key audit matter (continued)

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements paragraph of our report, including in relation to the key audit matter communicated below. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the accompanying consolidated financial statements. The results of our audit procedures, including the procedures performed to address the key audit matter below, provide the basis for our opinion on the accompanying consolidated financial statements.

Evaluation of property and equipment estimated useful lives

Description of the key audit matter:

As of December 31, 2022, the balance of consolidated property and equipment of the Group was Rp173,329 billion.  As discussed in Notes 2ac and 11 to the accompanying consolidated financial statements, the Group reviews the estimated useful lives of its property and equipment at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the property and equipment.

Auditing the Group's estimated useful lives of property and equipment is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Audit response:

We obtained an understanding and evaluated the design and tested the operating effectiveness, of internal controls over the Group’s process of estimating the useful lives of its property and equipment. For example, we tested management’s review control on checking the completeness and accuracy of the assets classification data and assessing the appropriateness of the judgments regarding the most relevant data to be considered in determining useful lives.

To test whether the estimated useful lives of property and equipment used by management was reasonable, our audit procedures included, among others, obtaining an understanding of management’s strategy related to assets replacement and assessed the reasonableness of such assumptions by considering external sources, such as telecommunication technology growth, changes in market demand, and current economic and regulatory trends.  We assessed whether there were any potential sources of contrary information by performing benchmarking analysis on the estimated useful lives of property and equipment against other public companies within the telecommunication industry.

Table of Contents	This report is originally issued in the Indonesian language..

Independent Auditors’ Report

Report No. 00351/2.1032/AU.1/06/0687-1/1/III/2023 (continued)

Other information

Management is responsible for the other information. Other information comprises the information included in the 2022 Annual Report (“The Annual Report”).  The Annual Report is expected to be made available to us after the date of this independent auditor’s report.

Our opinion on the accompanying consolidated financial statements does not cover the Annual Report, and accordingly, we do not express any form of assurance on the Annual Report.

In connection with our audit of the accompanying consolidated financial statements, our responsibility is to read the Annual Report when it becomes available and, in doing so, consider whether the Annual Report is materially inconsistent with the accompanying consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate actions based on the applicable laws and regulations.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease its operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Standards on Auditing established by the IICPA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Table of Contents	This report is originally issued in the Indonesian language..

Independent Auditors’ Report

Report No. 00351/2.1032/AU.1/06/0687-1/1/III/2023 (continued)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to such risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusion is based on the audit evidence obtained up to the date of our independent auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
●	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Table of Contents	This report is originally issued in the Indonesian language..

Independent Auditors’ Report

Report No. 00351/2.1032/AU.1/06/0687-1/1/III/2023 (continued)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: (continued)

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe such key audit matters in our independent auditor's report unless laws or regulations preclude public disclosure about such key audit matters or when, in extremely rare circumstances, we determine that a key audit matter should not be communicated in our independent auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KAP Purwantono, Sungkoro & Surja

/s/Agung Purwanto

Agung Purwanto

Public Accountant Registration No. AP.0687

March 24, 2023

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2022	2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents - net	3,32,37	31,947	38,311
Other current financial assets - net	4,32,37	1,349	493
Trade receivables - net allowance for expected
credit losses
Related parties	5,32,37	1,620	961
Third parties	5,37	7,014	7,549
Contract assets - net	6,32,37	2,457	2,330
Other receivables - net	37	245	195
Inventories - net	7	1,144	779
Assets held for sale	11b	6	818
Contract costs	9	671	656
Prepaid taxes	27a	1,464	2,144
Claim for tax refund	27b	380	690
Other current assets	8,32	6,760	6,351
Total Current Assets		55,057	61,277

NON-CURRENT ASSETS
Contract assets - net	6,32,37	34	143
Long-term investments	10,37	8,653	13,800
Contract costs	9	1,741	1,608
Property and equipment	11,32,35a	173,329	165,026
Right-of-use assets	12	20,336	18,469
Intangible assets	14	8,302	7,506
Deferred tax assets - net	27f	4,117	3,824
Other non-current assets	13,27,32,37	3,623	5,531
Total Non-current Assets		220,135	215,907
TOTAL ASSETS		275,192	277,184

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	15,32,37	431	497
Third parties	15,37	18,026	16,673
Contract liabilities	17a,32	6,295	6,795
Other payables	37	463	609
Taxes payable	27c	5,372	3,923
Accrued expenses	16,32,37	15,445	15,885
Customer deposits	32	2,382	2,416
Short-term bank loans	18a,32,37	8,191	6,682
Current maturities of long-term
loans and other borrowings	18b,32,37	8,858	9,690
Current maturities of lease liabilities	12,37	4,925	5,961
Total Current Liabilities		70,388	69,131

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	27f	1,023	1,158
Contract liabilities	17b,32	1,561	1,283
Long service award provisions	31	1,031	1,206
Pension benefits and other post-employment
benefits obligations	30	10,272	11,563
Long-term loans and other borrowings	19,32,37	27,331	36,319
Lease liabilities	12,37	13,736	10,426
Other liabilities		588	699
Total Non-current Liabilites		55,542	62,654
TOTAL LIABILITIES		125,930	131,785

EQUITY
Capital stock	21	4,953	4,953
Additional paid-in capital		2,711	2,711
Other equity	22	9,697	9,395
Retained earnings
Appropriated	29	15,337	15,337
Unappropriated		96,560	89,250
Net equity attributable to:
Owners of the parent company		129,258	121,646
Non-controlling interests	20	20,004	23,753
TOTAL EQUITY		149,262	145,399
TOTAL LIABILITIES AND EQUITY		275,192	277,184

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2022	2021
REVENUES	23,32	147,306	143,210

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	25,32	(38,184)	(38,133)
Depreciation and amortization expenses	11,12,14	(33,255)	(31,816)
Personnel expenses	24	(14,907)	(15,524)
General and administrative expenses	26,32	(5,854)	(5,016)
Interconnection expenses	32	(5,440)	(5,181)
Marketing expenses	32	(3,929)	(3,633)
Unrealized (loss) gain on changes in fair value of investments	10	(6,438)	3,432
Other income - net		26	174
Gain on foreign exchange - net		256	50

OPERATING PROFIT		39,581	47,563

Finance income	32	878	558
Finance cost	32	(4,033)	(4,365)
Share of loss of long-term investment in associates	10	(87)	(78)

PROFIT BEFORE INCOME TAX		36,339	43,678

INCOME TAX (EXPENSE) BENEFIT	27d
Current		(9,259)	(9,556)
Deferred		600	(174)
		(8,659)	(9,730)

PROFIT FOR THE YEAR		27,680	33,948

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	22	299	28
Changes in fair value of investments	10a	3	(2)
Share of other comprehensive income of
long-term investment in associates	10b	1	(1)
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial gain - net	30	1,464	1,955
Other comprehensive income - net		1,767	1,980

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		29,447	35,928

Profit for the year attributable to:
Owners of the parent company		20,753	24,760
Non-controlling interests	20	6,927	9,188
		27,680	33,948
Total comprehensive income for the year attributable to:
Owners of the parent company		22,468	26,767
Non-controlling interests		6,979	9,161
		29,447	35,928
BASIC EARNINGS PER SHARE
(in full amount)	28
Net income per share		209.49	249.94
Net income per ADS (100 Series B shares per ADS)		20,949.46	24,994.39

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2021		4,953	2,711	374	15,337	79,152	102,527	18,362	120,889
Adjustment of non-controlling interests		-	-	(71)	-	-	(71)	75	4
Changes in non-controlling interests from	1e
initial public offering of subsidiary		-	-	9,066	-	-	9,066	9,397	18,463
Cash dividend	29	-	-	-	-	(16,643)	(16,643)	(13,242)	(29,885)
Profit for the year	20	-	-	-	-	24,760	24,760	9,188	33,948
Other comprehensive income - net		-	-	26	-	1,981	2,007	(27)	1,980
Balance, December 31, 2021		4,953	2,711	9,395	15,337	89,250	121,646	23,753	145,399

Balance, January 1, 2022		4,953	2,711	9,395	15,337	89,250	121,646	23,753	145,399
Investment from non-controlling interests
for newly established indirect subsidiary		-	-	-	-	-	-	45	45
Changes in non-controlling interests		-	-	-	-	-	-	11	11
Cash dividend	29	-	-	-	-	(14,856)	(14,856)	(10,103)	(24,959)
Repurchase of non-controlling interests shares	1e	-	-	-	-	-	-	(681)	(681)
Profit for the year	20	-	-	-	-	20,753	20,753	6,927	27,680
Other comprehensive income - net		-	-	302	-	1,413	1,715	52	1,767
Balance, December 31, 2022		4,953	2,711	9,697	15,337	96,560	129,258	20,004	149,262

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		146,268	143,902
Cash receipts from tax refund		2,411	3,768
Cash receipts from finance income		865	564
Cash payments for expenses		(45,559)	(44,811)
Cash payments to employees		(14,052)	(13,262)
Cash payments for corporate and final income taxes		(8,465)	(9,679)
Cash payments for finance costs		(4,064)	(4,426)
Cash payments for short-term and low-value lease assets	12	(3,873)	(5,308)
Cash payments for value added taxes - net		(515)	(2,084)
Cash receipts from (payments for) others - net		338	(311)

Net cash provided by operating activities		73,354	68,353

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	11	526	756
Proceeds from insurance claims	11	299	133
Dividend received from associated company	10	17	-
Purchase of property and equipment	11,39	(35,138)	(29,712)
Purchase of intangible assets	14,39	(3,259)	(2,845)
Addition of long-term investment in financial instrument	10	(1,401)	(6,400)
Increase (decrease) in advances and other assets	13	560	(442)
(Placement in) proceeds from other current financial assets - net		(854)	807

Net cash used in investing activities		(39,250)	(37,703)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	18,19	35,958	46,612
Proceeds from initial public offering of subsidiary	1e	-	18,463
Proceeds from issuance of new shares of subsidiaries		45	-
Repayments of bank loans and other borrowings	18,19	(44,304)	(43,740)
Cash dividend paid to the Company's stockholders	21	(14,856)	(16,643)
Cash dividend paid to non-controlling interests of subsidiaries	20	(10,103)	(13,242)
Repayments of principal portion of lease liabilities		(6,896)	(4,436)
Placement in shares buyback from non-controlling interests by subsidiary		(681)	-

Net cash used in financing activities		(40,837)	(12,986)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(6,733)	17,664

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		370	59

ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	3	38,311	20,589

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	3	31,947	38,311

*Information on non-cash transactions are presented in Note 39

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Note 21).

The Company was established based on Notarial Deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, the latest amendments made is in relation with adjustments of the Company’s business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn. No. 37 dated June 22, 2022, the amendment has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022, concerning Acceptance of Notification Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

i. Main business:

(a)

Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing laws and regulations.

(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing laws and regulations.
(c)	Investing, including in the form of equity capital in other companies in line with and to achieve the purposes and objectives of the Company.

ii. Supporting business:

(a)	Providing payment transactions and money transferring services through telecommunications and information network.
(b)

Performing other activities and undertakings in connection with the optimization of the Company's resources, among which including the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repairs and maintenance facilities.

(c)

Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as services provider in the information, communication and technology industry, as to achieve the purposes and objectives of the Company.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati No. 1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprising of several informations, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of service	Grant date/latest renewal date
License to operate internet	127/KEP/DJPPI/	Internet telephone	March 30, 2016
telephone services for	KOMINFO/3/2016	services for
public purpose		public purpose
License to operate internet	2176/KEP/M.KOMINFO/	Internet service	December 30, 2016
service provider	12/2016	provider
License to operate content	1040/KEP/M.KOMINFO/	Content service	May 16, 2017
service provider	16/2017	provider
License for the	1004/KEP/M.KOMINFO/	Internet interconnection	December 26, 2018
implementation of	2018	services
internet interconnection
services
License to operate data	046/KEP/M.KOMINFO/	Data communication	August 3, 2020
communication system	02/2020	system services
services
License to operate IPTV	022/KEP/M.KOMINFO/	Multimedia IPTV service	February 25, 2021
service provider	02/2021	provider
License of electronics	Bank Indonesia License	Electronics money and	July 1, 2021
money issuer and money	23/587/DKSP/Srt/B	money transfer
transfer		service
License of operate fixed	073/KEP/M.KOMINFO/	Fixed network long	August 23, 2021
network long distance	02/2021	distance direct line
direct line
License to operate fixed	082/KEP/M.KOMINFO/	Fixed international	October 8, 2021
international network	02/2021	network
License to operate fixed	094/KEP/M.KOMINFO/	Fixed closed network	December 9, 2021
closed network	02/2021
License of operate circuit	095/KEP/M.KOMINFO/	Circuit switched-based	December 9, 2021
switched-based local fixed line network	02/2021	and packet switched-based local fixed line network

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.Boards of Commissioners and Directors

Based on resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 34, dated June 18, 2021, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2022 and 2021, respectively, were as follows:

	2022	2021
President Commissioner/	Bambang Permadi	Bambang Permadi
Independent Commissioner	Soemantri Brojonegoro	Soemantri Brojonegoro
Commissioner	Arya Mahendra Sinulingga	Arya Mahendra Sinulingga
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Isa Rachmatarwata
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Bono Daru Adji	Bono Daru Adji
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Abdi Negara Nurdin	Abdi Negara Nurdin
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance dan
Risk Management	Heri Supriadi	Heri Supriadi
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Strategic Portfolio	Budi Setyawan Wijaya	Budi Setyawan Wijaya
Director of Enterprise & Business Service*	F.M. Venusiana R.	Edi Witjara
Director of Wholesale &
International Services	Bogi Witjaksono	Bogi Witjaksono
Director of Human Capital Management	Afriwandi	Afriwandi
Director of Network & IT Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Consumer Service	F.M. Venusiana R.	F.M. Venusiana R.

* On July 8, 2022, Mr. Edi Witjara was appointed as President Director of PT Industri Telekomunikasi Indonesia (Persero) and based on the Company's Board of Commissioners Letter No. 073/SRT/DK/2022 dated July 11, 2022, Mrs. F.M. Venusiana R. was appointed as Temporary Replacement Officer for Director of Enterprise & Business Service, whose term of service has been extended based on the Letter of the Company's Board of Commissioners No. 167/SRT/DK/2022 dated December 6, 2022 regarding the Extension of Term of Service for Mrs. F.M. Venusiana R. as Officer (PLT) for Director of Enterprise & Business Service.

ii.	Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2022 and 2021, respectively, were as follows:

	2022	2021
Chairman	Bono Daru Adji	Bono Daru Adji
Member	Bambang Permadi	Bambang Permadi
	Soemantri Brojonegoro	Soemantri Brojonegoro
Member	Wawan Iriawan	Wawan Iriawan
Member	Abdi Negara Nurdin	Abdi Negara Nurdin
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Corporate Secretary*	R. Achmad Faisal	Andi Setiawan
Internal Audit	Daru Mulyawan	Harry Suseno Hadisoebroto

* On January 2, 2023, Mr. R. Achmad Faisal was replaced by Mr. Edwin Julianus Sebayang as Corporate Secretary.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

iii.Employees

As of December 31, 2022 and 2021, the Company and its subsidiaries (collectively referred to as the “Group”) had 20,951 employees and 20,884 employees, respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which were covered by Notarial Deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

During the period of December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company had sold all such shares.

At the AGM held on April 19, 2013 as covered by Notarial Deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by Notarial Deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increased from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 21). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of December 31, 2022, all of the Company’s Series B shares are listed on the IDX and 38,896,686 ADS shares are listed on the NYSE (Note 21).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, which respectively are listed on the IDX (Note 19b).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018 which were covered by Notarial Deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation of 1,737,779,800 shares of treasury stock by reducing the Company’s capital stock.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of December 31, 2022 and 2021, the Company has consolidated the following directly and indirectly owned subsidiaries (Notes 2b and 2d):

i.	Direct subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2022	2021	2022	2021
PT Telekomunikasi	Mobile telecommunication	1995	65	65	100,991	101,302
Selular	networks and service
(“Telkomsel”)

PT Dayamitra	Leasing of towers and other	1995	72	72	56,072	57,728
Telekomunikasi Tbk.	telecommunication services
(“Mitratel”)

PT Multimedia	Network telecommunication	1998	100	100	18,710	18,758
Nusantara	services and multimedia
(“Metra”)

PT Telekomunikasi	International telecommunication	1995	100	100	13,949	12,705
Indonesia	and information services
International
(“Telin”)

PT Sigma Cipta	Consultation service of	1988	100	100	8,522	5,093
Caraka	hardware, computer
(“Sigma”),	software, and
previously	data center
consolidated
under Metra

PT Telkom Satelit	Telecommunication - provides	1996	100	100	6,470	5,515
Indonesia	satellite communication
(“Telkomsat”)	system and its related
	services and
	infrastructures

PT Graha Sarana Duta	Developer, trade, service,	1982	100	100	5,865	5,884
("GSD")	and transportation

PT Telkom Akses	Construction, service and	2013	100	100	5,308	4,973
(“Telkom Akses”)	trade in the field of
	telecommunication

PT Telkom Data	Data center	1996	100	100	3,202	3,411
Ekosistem
(“TDE”),
previously was
PT Sigma Tata
Sadaya

PT Metra-Net	Multimedia portal service	2009	100	100	1,731	1,640
(“Metra-Net”)

PT Infrastruktur	Construction, service and	2014	100	100	1,360	1,259
Telekomunikasi	trading in the field of
Indonesia	telecommunication
(“Telkom Infra”)

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

i.	Direct subsidiaries (continued):

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2022	2021	2022	2021
PT PINS Indonesia	Telecommunication	1995	100	100	797	1,589
(“PINS”)	construction and services

PT Napsindo	Telecommunication -	1999; ceased	60	60	5	5
Primatel	provides Network Access	operations on
Internasional	Point ("NAP"), Voice Over	January 13,
(“Napsindo”)	Data ("VOD"), and other	2006
	related sevices

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

ii.	Indirect subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2022	2021	2022	2021
PT Metra Digital	Trading service related to	2013	100	100	9,019	5,784
Investama	information and
(“MDI”)	technology, multimedia,
	entertainment, and
	investment

Telekomunikasi	Telecommunication and	2008	100	100	3,678	3,272
Indonesia	related services
International Pte. Ltd.
("Telin Singapore"),
domiciled in Singapore

Telekomunikasi	Investment holding and	2010	100	100	2,981	2,998
Indonesia	telecommunication
International Ltd.	services
("Telin Hong Kong"),
domiciled in Hong Kong

PT Infomedia	Data and information	1984	100	100	2,268	2,359
Nusantara	service - provides
(“Infomedia”)	telecommunication
	information services and
	other information services
	in the form of print and
	electronic media and call
	center services

PT Telkom Landmark	Property development	2012	55	55	2,100	2,139
Tower	and management
(“TLT”)	services

PT Persada Sokka	Leasing of towers and other	2008	100	100	1,401	1,097
Tama	telecommunication services
("PST")

PT Finnet Indonesia	Information technology	2006	60	60	1,248	1,294
(“Finnet”)	services

PT Nuon Digital Indonesia	Digital content exchange	2010	100	100	1,199	1,187
(“Nuon”),	hub services
previously was
PT Melon Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):
		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2022	2021	2022	2021
PT Metra Digital	Telecommunication	2013	100	100	986	1,201
Media	information and
(“MD Media”)	other information services

PT Telkomsel Mitra	Business management	2019	100	100	945	692
Inovasi (“TMI”)	consulting and investment services

Telekomunikasi	Telecommunication	2012	100	100	836	708
Indonesia	networks, mobile,
International (TL) S.A.	internet, and
("Telkomcel"),	data services
domiciled in Timor Leste

PT Telkomsel	Provides service related	2021	100	100	807	197
Ekosistem Digital	to information and
("TED")	technology, multimedia,
	entertainment, and
	investment

PT Administrasi	Health insurance	2002	100	100	632	543
Medika	administration services
(“Ad Medika”)

TS Global	Satellite services	1996	70	70	566	596
Network Sdn. Bhd.
(“TSGN”),
domiciled in Malaysia

PT Swadharma	Cash replenishment	2001	51	51	458	489
Sarana Informatika	services and
(“SSI”)	ATM maintenance

PT Digital Aplikasi	Communication system	2014	100	100	384	389
Solusi	services
("Digiserve")

PT Nusantara Sukses	Service and trading	2014	100	100	301	313
Investasi
(“NSI”)

Telekomunikasi	Telecommunication and	2014	100	100	294	191
Indonesia	information services
International Inc.
(“Telin USA”),
domiciled in USA

PT Graha Yasa Selaras	Tourism service	2012	51	51	285	283
(”GYS”)

PT Nutech Integrasi	System integrator	2001	60	60	273	198
(“Nutech”)	service provider

PT Graha Telkomsigma	Management and	1999	100	100	190	205
("GTS")	consultation services

PT Collega Inti Pratama	Trading and services	2001	70	70	173	170
("CIP")

Telekomunikasi	Telecommunication and	2013	70	70	125	27
Indonesia Intl	information services
(Malaysia) Sdn. Bhd.
(”Telin Malaysia”),
domiciled in Malaysia

PT Media Nusantara	Consultation services	2012	55	55	116	119
Data Global
("MNDG")

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):
		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2022	2021	2022	2021
PT Bosnet Distribution	Trade and consultation	2012	60	60	36	36
Indonesia	services
(“BDI”)

PT Metra TV	Subscription broadcasting	2013	100	100	34	26
(“Metra TV”)	services

PT Pojok Celebes	Travel agent services	2008	100	100	33	45
Mandiri
("PCM")

Telekomunikasi	Telecommunication and	2013	100	100	33	34
Indonesia	information services
International
(Australia) Pty. Ltd.
(“Telin Australia”),
domiciled in Australia

PT Metraplasa	Network and e-commerce	2012	60	60	30	61
(“Metraplasa”)	services

PT Teknologi Data	Telecommunication service	2013	100	100	7	8
Infrastruktur	and data center
(“TDI”),
previously was
PT Satellit Multimedia
Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.	Initial public offering and acquisition transactions in subsidiaries

i.	Mitratel

Based on the Deed of Decision of the Shareholders Outside the General Meeting of Shareholders (Circular) No. 31 dated August 21, 2021 from Notary Ashoya Ratam, S.H., M.Kn., the shareholders of Mitratel decided and approved the change of Mitratel's status from a private company to a public company under the name of PT Dayamitra Telekomunikasi Tbk.

On November 12, 2021, Mitratel received an effective statement from the Financial Services Authority ("OJK") with letter No. S-201/D.04/2021 to conduct an initial public offering (“IPO”) of 23,493,524,800 ordinary shares with a par value of Rp228 per share and an offering price of Rp800 per share. On November 22, 2021, Mitratel's shares have been listed on IDX based on Letter No. S-08617/BEI.PP3/11-2021 regarding Approval of Securities Listing dated November 15, 2021.

Mitratel obtained IPO funds amounting to Rp18,463 billion (after deducted by share issuance costs), so that the Company's share ownership in Mitratel diluted from 99.99% to 71.87%. Hence, the Company still controls Mitratel.

For this transaction, the Company has been accounted the difference in non-controlling ownership transactions are as follows:

Proceeds from IPO of 28.13% ownership interests	18,463
Net assets attributable to non-controlling interests	(9,397)
Increase in equity attributable to parent company	9,066

On June 2, 2022, Mitratel announced to buyback its shares with a maximum amount of Rp1,000 billion. The buyback period of Mitratel's shares is for three months starting from June 2, 2022 to September 2, 2022. Mitratel has exercised buyback of 885,200,000 of its shares or equivalent to Rp681 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Initial public offering and acquisition transactions in subsidiaries (continued)

ii.	Metra

On August 29, 2014, Metra and Telstra Holding Singapore Pte. Ltd. established PT Teltranet Aplikasi Solusi (“Teltranet”), currently known as PT Digital Aplikasi Solusi (“Digiserve”). Metra's share ownership in Teltranet was 51%. Metra had no control in determining the financial and operating policies of Teltranet, hence it was recognized as ownership in associates.

Based on the Share Purchase Agreement dated August 31, 2021, Metra purchased Digiserve's shares owned by Telstra Holdings Singapore Pte. Ltd. as many as 13,115,477 shares or equivalent to 49% share ownership with an acquisition value of AU$1, thus becoming a subsidiary of Metra.

As of December 31, 2021, Metra has recorded the difference between the acquisition value and fair value, resulting in goodwill recognized amounted to Rp64 billion (Note 14).

iii.	TDE

TDE was previously Sigma’s subsidiary. Based on Share Acquisition Deed No. 388 dated December 27, 2021 of Jimmy Tanal, S.H., M.Kn., the Company entered into a takeover of TDE’s shares, so that the Company's ownership in TDE became 99.89%, impacting Sigma’s ownership which diluted to 0.11%. The Company purchased 2,106,465,158,910 series B shares of TDE or equivalent to Rp2,106 billion. The Company has made cash payments of Rp1,250 billion and paid-up capital in other forms (“inbreng”) of Rp856 billion for the takeover of TDE’s shares.

iv.	Telkomsel

Based on the Resolution of Shareholders on December 14, 2021, Telkomsel established a subsidiary, namely PT Telkomsel Ekosistem Digital (“TED”), which was formalized by Notarial Deed No. 19 dated December 16, 2021 of Bonardo Nasution, S.H. The total paid-up capital of TED were 197,000 shares (Rp1,000,000 par value per share). Telkomsel own 196,989 shares and paid Rp197 billion on December 29, 2021.

v.	Sigma

Based on Notarial Deed No. 120 dated April 19, 2022 of Jimmy Tanal, S.H., M.Kn., the Company acquired Sigma shares from Metra, resulted in 56.39% ownership by the Company and diluting Metra’s ownership into 43.61%.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on March 24, 2023.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Group consolidated financial statements have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and  Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

Figures in the tables of the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”) and millions of US$, unless otherwise stated. Figures in the consolidated financial statements which still contain values but below Rp1 billion and US$ 1 million, are presented with zero.

New accounting standards

On January 1, 2022, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

i.	Amendment to PSAK 22: Business Combinations
ii.	Amendments to PSAK 57: Provisions, Contingent Liabilities, and Contingent Assets
iii.	Annual Improvement of PSAK 71: Financial Instruments
iv.	Annual Improvement of PSAK 73: Leases

Accounting standards issued but not yet effective

Effective January 1, 2023

i.	Amendment PSAK 1: Presentation of Financial Statements

This amendment changes the term “significant” to “material” and provides an explanation regarding material accounting policies.

ii.	Amendment PSAK 16: Fixed Assets

This amendment regulates the treatment of results before the intended use.

iii.	Amendment PSAK 25: Accounting Policies, Changes in Accounting Estimates, and Errors

This amendment provides a new definition of “accounting estimates” and explanations.

iv.	Amendment to PSAK 46: Income Tax on Deferred Tax on Assets and Liabilities arising from a Single Transaction

This amendment provides for the recognition of a deferred tax asset or liability on initial recognition of a transaction that gives rise to an equal amount of asset and liability.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of consolidated financial statements (continued)

Accounting standards issued but not yet effective (continued)

Effective January 1, 2024

i.	Amendment PSAK 1: Presentation of Financial Statements

This amendment clarifies long-term liabilities with covenant and the classification of liabilities as short-term liabilities or long-term liabilities

ii.	Amendment PSAK 73: Leases

This amendment regulates lease liabilities in sale and leaseback transactions.

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.The contractual arrangement with the other vote holders of the investee,
ii.Rights arising from other contractual arrangements, and
iii.The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, revenue and expenses and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

i.	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
ii.	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
iii.	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
iv.	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
v.	recognizes any surplus or deficit in profit or loss that is attributable to the Company’s owner.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations and goodwill (continued)

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other current financial assets” in the consolidated statements of financial position (Note 2u).

f.	Investments in associates

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. Holding of 20% or more of the voting power of the investee (held directly or indirectly, through subsidiaries) is presumed to give rise to significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, a holding of less than 20% of the voting power is presumed not to give rise to significant influence, unless it can be clearly demonstrated that there is in fact significant influence.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Investments in associates (continued)

The existence of significant influence will usually be evidenced in one or more of the following ways:

i.	representation on the boards of directors and commisioners or equivalent governing body of the investee;
ii.	participation in policy-making processes, including participation in decisions about dividends and other distributions;
iii.	material transactions between the investor and the investee;
iv.	interchange of managerial personnel;
v.	provision of essential technical information.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

i.	Goodwill relating to an associate, or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment, and
ii.	Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associates and their carrying value.

These assets are included in “Long-term investments” in the consolidated statements of financial position.

For the reporting purpose of investment in associates using the equity method, the assets and liabilities as of the statement of financial position date with functional currency other than Rupiah are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. Receivables are written-off in the year are determined to be uncollectible (Note 2u).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module ("SIM") cards, handsets, wireless broadband modems, and prepaid vouchers which are expensed upon sale.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.	Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Intangible assets (continued)

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses, if any.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life, and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. Based on review the useful life of towers in Indonesia are changed from previous year in line with technological development and changes in the level of usage expectations. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received, nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized to the related property and equipment account.

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

m.Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available under PSAK 73, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use assets (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Leases (continued)

The Group applies the definition of a lease and related guidance set out in PSAK 73 to all lease contracts.

i.	The Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-33
Buildings	1-15
Transmission installation and equipment	3-25
Vehicles	4-8
Others	2-25

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with PSAK 48 Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 73 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Leases (continued)

ii.	The Group as lessor

Under PSAK 73, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance  leases, otherwise it will be classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease includes fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 71, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other receivables”.

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statement of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 72 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as Revenue from lessor transactions (Note 2r).

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

q.	Foreign currency translations

The functional currency and the reporting currency of the Group are both in Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. Dollar and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian Dollar, TS Global Network Sdn. Bhd., and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit.

Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2022		2021
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	15,567	15,571	14,250	14,255
Australian Dollar (“AU$”) 1	10,583	10,589	10,353	10,359
Singapore Dollar (“SGD”) 1	11,614	11,622	10,555	10,561
New Taiwan Dollar (“TWD”) 1	508.15	508.47	515.04	515.40
Euro (“EUR”) 1	16,623	16,635	16,125	16,137
Japanese Yen ("JPY") 1	118.12	118.17	123.81	123.86
Malaysian Ringgit ("MYR") 1	3,529	3,539	3,420	3,424
Hong Kong Dollar (“HKD”) 1	1,996	1,997	1,828	1,828

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition

Revenue from contract with customers

PSAK 72 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis.

For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to the points that are equal to its fair value. The fair value of points issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and Indihome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from Indihome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. In 2021, the Group has applied a new term and condition that the contract with customer is an open-ended contract with minimum 12-month contract and substantive early termination penalty. The contract duration under PSAK 72 is 12-month contract and can be renewed in monthly contract basis afterward.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

ii.	Consumer (continued)

Customers may be required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from enterprise customers primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise customers are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise customers are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost-plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on output method using the basis of the actual recorded traffic for the month.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the consolidated statements of financial position as contract costs. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in profit or loss.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

s.	Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

In April 2022, the Institute of Indonesia Chartered Accountants’ Accounting Standard Board issued a press release regarding attribution of benefits to periods of service in accordance with PSAK 24: Imbalan Kerja which was adopted from IAS 19 Employee Benefits. The press release conveyed the information that the fact pattern of the pension program based on the Labor Law currently enacted in Indonesia is similar to those responded and concluded in the IFRS Interpretation Committee (“IFRIC”) Agenda Decision Attributing Benefit to Periods of Service IAS 19. The Group has adopted the said press release and accordingly changed its accounting policy regarding attribution of benefits to periods of service previously applied.

In prior years, the Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employees provide their services until their retirement age. The Group changed the policy for attributing benefits under the plan to the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

iii.	Share-based payments

The Company operates an equity-settled share-based compensation plan. The fair value of the employee’s services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.	Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes

Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessment

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through an SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes (continued)

Value Added Tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax

ISAK 34: Uncertainty Over Income Tax Treatments stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better predict of resolution (i.e. most likely amount or expected value).

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the tax payer incurred a loss on the transaction.

Final tax on construction services and lease are presented as part of “Other income - net”.

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component of for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transactions costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient are measured at the transaction price in determined under PSAK 72.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest (“SPPI”) test and is performed at instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to buy or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group has no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of December 31, 2022 and 2021.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement (continued)

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 71 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investment in financial instruments.

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest (“SPPI”) are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The Group’s financial assets at FVTPL consists of other long-term investment in financial instruments and other current financial assets.

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”) (continued)

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision model that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (a) financial liabilities at FVTPL or (b) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, Interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds, long-term bank loans, and other borrowings.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 71 are satisfied. The Group has not designated any financial liability as at FVTPL.

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 19 Long-Term Loans and Other Borrowings.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in capital in the equity.

w.Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

y.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

z.Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

aa.Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an non-financial assets may be impaired. These assets include property and equipment, current assets, and other non-current assets, including intangible assets. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.Impairment of non-financial assets (continued)

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transaction prices are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by multiple valuations or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ab.Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading; or
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Assets which do not meet above criteria are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period; or
iv.	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criteria are classified as long-term liabilities.

Deffered tax assets and liabilities are classified as non-current assets and liabilities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Significant accounting judgements, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates, and assumptions that affect the reporting amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Judgements

The following judgements were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgment is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (“ROI”). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 30 and 31.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

In 2021, the Company accelerated the useful lives of Multi-Service Access Node (“MSAN”) assets until 2022. In 2022, the Group changed the estimated useful lives of towers in Indonesia (Note 11).

Details of the nature and carrying amounts of property and equipment are disclosed in Note 11.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d)	Allowance for expected credit losses for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established an allowance for expected credit losses methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at FVTOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac. Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(d) Allowance for expected credit losses for financial assets (continued)

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Allowance for expected credit losses of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such allowances are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of allowance for expected credit losses of receivables are disclosed in Note 5.

The Group also closely monitors the changes in shared risk characteristics of certain account receivables by evaluating the customer segmentations portfolios which the respective customers might engage in business industries, or locate in areas, which have become affected, or are more prone to be affected, by the pandemic. The Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available; including forward-looking information and other input in the future.

(e)Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenuerecognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, Group also provide multiple standard product as bundling product in contract with customer. Significant judgment is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data and information technology services.

(ii)Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 48: Impairment of Assets.

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting for business acquisiton method for assets acquired and liabilities assumed which are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS - NET

		2022		2021
		Balance		Balance

		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand	Rp	-	11	-	12
Cash in bank
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	6,413	-	8,660
	US$	49	758	32	459
	EUR	2	34	2	30
	JPY	6	1	1	0
	HKD	3	5	3	5
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	4,298	-	2,859
	US$	7	111	2	34
	SGD	0	0	0	0
	EUR	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	2,691	-	6,035
	US$	11	179	0	6
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	2,713	-	1,368
	US$	-	-	0	0
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	229	-	37
	US$	0	0	-	-
Others (each below Rp100 billion)	Rp	-	1	-	-
Sub-total			17,433		19,493

Third parties
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	-	1,379	-	570
	US$	0	5	5	74
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	55	861	44	628
	HKD	5	10	23	42
PT Bank Permata Tbk. (“Bank Permata”)	Rp	-	412	-	2,326
Standard Chartered Bank (“SCB”)	US$	16	245	21	300
	SGD	5	53	8	83
JPMorgan Chase & Co.	US$	9	140	7	96
Others (each below Rp100 billion)	Rp	-	405	-	541
	US$	8	130	6	90
	TWD	58	29	46	24
	MYR	5	17	6	19
	AU$	2	23	0	5
	MMK	386	3	-	-
	SGD	2	29	2	19
	EUR	0	0	0	0
Sub-total			3,741		4,817

Total of cash in banks			21,174		24,310

Time deposits
Related parties
BTN	Rp	-	1,655	-	580
Bank Mandiri	Rp	-	844	-	604
	US$	31	489	31	441
BSI	Rp	-	1,220	-	210
BRI	Rp	-	845	-	544
	US$	21	319	47	675
BNI	Rp	-	378	-	6,739
	US$	9	145	43	610
Sub-total			5,895		10,403

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS - NET (continued)

		2022		2021
		Balance		Balance

		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk. (“Bank Mega”)	Rp	-	1,986	-	1,689
	US$	12	181	17	235
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk. (“BJB”)	Rp	-	1,423	-	910
	US$	-	-	11	153
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	220	-	197
	US$	14	224	8	107
	MYR	2	6	2	7
Bank CIMB Niaga	Rp	-	122	-	0
	US$	11	168	-	-
PT Bank Muamalat Indonesia Tbk.	Rp	-	295	-	-
PT Bank Danamon Indonesia Tbk. (“Bank Danamon”)	Rp	-	40	-	0
	US$	9	133	-	-
Others (each below Rp100 billion)	Rp	-	70	-	289
Sub-total			4,868		3,587

Total of time deposits			10,763		13,990
Allowance for credit expectation losses			(1)		(1)
Total			31,947		38,311

Interest rates per annum on time deposits are as follows:

	2022	2021
Rupiah	1.95% - 6.50%	1.25% - 7.75%
Foreign currency	0.25% - 4.05%	0.20% - 1.75%

The Group placed the majority of its cash and cash equivalents in state-owned (related party) banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4.	OTHER CURRENT FINANCIAL ASSETS

		2022		2021
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposit
Related parties
BSI	Rp		100		-
Bank Mandiri	Rp	-	10	-	160
	US$	5	79	5	71
Others (each below Rp100 billion)	Rp	-	130	-	20
Third parties
PT Bank UOB Indonesia (“UOB”)	US$	12	182	3	44
SCB	US$	7	102	-	-
Others (each below Rp100 billion)	Rp	-	18	-	18
	US$	2	32	2	29
Total time deposits			653		342

Escrow accounts	Rp	-	383	-	43
	US$	2	30	1	21
Total escrow accounts			413		64

Mutual funds
Related parties
Others (each below Rp100 billion)	Rp	-	81	-	78
Third parties
PT Henan Putihrai Asset Management
(“HPAM”)	Rp	-	200	-	-
Total mutual funds			281		78

Others (each below Rp100 billion)	Rp	-	0	-	9
	US$	0	2	-	-
		0	0	-	-
Total others			2		9

Allowance for expected credit losses			(0)	-	(0)
Total			1,349		493

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2022	2021
Rupiah	2.50% - 5.00%	2.50% - 3.75%
Foreign currency	1.95% - 5.06%	0.06% - 0.50%

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES - NET

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)Related parties

	2022	2021
State-owned enterprises	1,985	1,336
PT Indonusa Telemedia ("Indonusa")	385	439
PT Indosat Tbk. (“Indosat”)	175	148
Others (each below Rp100 billion)	156	176
Total	2,701	2,099
Allowance for expected credit losses	(1,081)	(1,138)
Net	1,620	961

(ii)Third parties
	2022	2021
Individual and business subscribers	12,517	13,323
Overseas international carriers	984	890
Total	13,501	14,213
Allowance for expected credit losses	(6,487)	(6,664)
Net	7,014	7,549

b.	By age

(i)Related parties
	2022	2021
Up to 3 months	1,522	952
3 to 6 months	183	164
More than 6 months	996	983
Total	2,701	2,099
Allowance for expected credit losses	(1,081)	(1,138)
Net	1,620	961

(ii)Third parties
	2022	2021
Up to 3 months	7,116	7,120
3 to 6 months	481	760
More than 6 months	5,904	6,333
Total	13,501	14,213
Allowance for expected credit losses	(6,487)	(6,664)
Net	7,014	7,549

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES - NET (continued)

b.	By age (continued)

(iii)Aging of total trade receivables
	2022			2021
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	6,964	399	5.7%	5,625	532	9.5%
Past due up to 3 months	1,674	349	20.8%	2,447	328	13.4%
Past due more than 3 to 6 months	664	222	33.4%	924	253	27.4%
Past due more than 6 months	6,900	6,598	95.6%	7,316	6,689	91.4%
Total	16,202	7,568		16,312	7,802

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2022 and 2021, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp2,069 billion and Rp3,417 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

(i)Related parties
	2022	2021
Rupiah	2,694	2,098
U.S. Dollar	7	1
Total	2,701	2,099
Allowance for expected credit losses	(1,081)	(1,138)
Net	1,620	961

(ii)Third parties
	2022	2021
Rupiah	12,020	12,517
U.S. Dollar	1,352	1,606
Singapore Dollar	89	56
Others (each below Rp100 billion)	40	34
Total	13,501	14,213
Allowance for expected credit losses	(6,487)	(6,664)
Net	7,014	7,549

d.	Movements in the allowance for expected credit losses

	2022	2021
Beginning balance	7,802	8,360
Allowance for expected credit losses	567	474
Receivables written off	(801)	(1,032)
Ending balance	7,568	7,802

The receivables written-off relate to both related party and third party trade receivables.

Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2022 and 2021, certain trade receivables of the subsidiaries amounting to Rp1,129 billion and Rp2,330 billion, respectively, have been pledged as collateral under lending agreements (Notes 18a and 19c).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

6.	CONTRACT ASSETS - NET

	2022	2021
Contract assets	2,610	2,588
Allowance for expected credit losses	(119)	(115)
Net	2,491	2,473
Current portion	(2,457)	(2,330)
Non-current portion	34	143

Management believes that the allowance for expected credit losses of contract assets is adequate to cover losses on uncollectible contract assets.

Refer to Note 32 for details of related party transactions.

7.	INVENTORIES - NET

Inventories, all recognize at net realizable value, consist of:

	2022	2021
Components	588	578
SIM cards and prepaid vouchers	321	148
Others (each below Rp100 billion)	294	122
Total	1,203	848
Provision for obsolescence	(59)	(69)
Net	1,144	779

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance and telecommunication service expenses in 2022 and 2021 amounted to Rp747 billion and Rp739 billion, respectively (Note 25).

Certain inventories of the subsidiaries have been pledged as collateral under lending agreements as of December 31, 2022 and 2021 amounted to RpNil and Rp557 billion, respectively.

As of December 31, 2022 and 2021, modules (part of property and equipment) and components held by the Group with book value amounting to Rp94 billion and Rp122 billion, respectively, have been insured against fire, theft, and other specific risks. The total sum insured as of December 31, 2022 and 2021 amounted to Rp111 billion and Rp133 billion, respectively.

Management believes the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.OTHER CURRENT ASSETS

The breakdown of other current assets are as follows:

	2022	2021
Prepaid frequency license fees - current portion (Note 35c.i)	5,289	4,923
Advances	679	683
Prepaid salaries	218	185
Others (each below Rp100 billion)	574	560
Total	6,760	6,351

9.CONTRACT COSTS

Movements of contract costs are as follows:

	2022
	Cost to obtain	Cost to fulfill	Total
At January 1, 2022	1,532	732	2,264
Amortization during the year	(338)	(514)	(852)
Addition current year	360	640	1,000
At December 31, 2022	1,554	858	2,412
Current	(354)	(317)	(671)
Non-current	1,200	541	1,741

	2021
	Cost to obtain	Cost to fulfill	Total
At January 1, 2021	1,245	463	1,708
Amortization during the year	(281)	(488)	(769)
Addition current year	568	757	1,325
At December 31, 2021	1,532	732	2,264
Current	(312)	(344)	(656)
Non-current	1,220	388	1,608

There is no provision for impairment of contract costs as of December 31, 2022 and 2021, respectively.

10.LONG-TERM INVESTMENTS

The breakdown of long-term investments are as follows:

	2022	2021
Financial instruments
At fair value through profit or loss:
Equity	7,624	12,962
Convertible bonds	884	681
At fair value through
other comprehensive income:
Equity	22	18
	8,530	13,661
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	115	107
Others (each below Rp100 billion)	8	32
	123	139
Total long-term investments	8,653	13,800

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

10.LONG-TERM INVESTMENTS (CONTINUED)

a.	Long-term investment in financial instrument

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

The investments include Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”). As of December 31, 2022, Telkomsel assessed the fair value of the investment in GOTO was Rp91 per share. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of December 31, 2022, amounted to Rp6,741 billion and was presented as unrealized loss on changes in fair value of investments in the consolidated statement of profit or loss.

Investments in equity at fair value through profit or loss also included investments by MDI in several start-up entities engaged in the information and technology sector. The additional investments during the year by MDI amounted to Rp1,362 billion. The total unrealized gain from changes in fair value of MDI’s investment amounted to Rp54 billion as of December 31, 2022 and was presented as unrealized gain arising from change of valuation of investment in the consolidated statement of profit or loss.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology, which will be immediately converted into shares when they mature.

b.	Long-term investment in associates

Investment in others which include investment in:

(i)	Jalin was previously a subsidiary, on June 19, 2019, the Group sold of its 67.00% ownership, thus ownership in Jalin is 33.00%.
(ii)	PT Fintek Karya Nusantara (“Finarya”) of 24.83%. Finarya was previously a subsidiary of Telkomsel. In 2019, there was an increase in issued and paid up capital made by various investors hence Finarya became associate entity of Telkomsel.
(iii)	PT Omni Inovasi Indonesia Tbk. (“Omni Inovasi Indonesia”) (previously PT Tiphone Mobile Indonesia Tbk.) of 24.00%. Since 2019, management has recognized full impairment of investment in PT Omni Inovasi Indonesia Tbk.

The unrecognized share in losses in other investments cumulatively as of December 31, 2022 and 2021 was amounting to Rp346 billion and Rp341 billion, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2021	Additions	Deductions	Reclassifications/ Translations	December 31, 2022
At cost:
Directly acquired assets
Land rights	1,821	10	-	7	1,838
Buildings	17,296	778	(1)	874	18,947
Leasehold improvements	1,477	80	(86)	100	1,571
Switching equipment	18,324	1,066	(130)	823	20,083
Telegraph, telex, and data communication
equipment	1,583	-	-	-	1,583
Transmission installation and equipment	165,621	4,494	(9,501)	10,492	171,106
Satellite, earth station, and equipment	10,528	155	(5)	126	10,804
Cable network	67,559	7,807	(9)	(662)	74,695
Power supply	22,035	433	(719)	1,527	23,276
Data processing equipment	19,258	877	(390)	1,209	20,954
Other telecommunication peripherals	9,121	1,261	-	20	10,402
Office equipment	2,352	157	(85)	201	2,625
Vehicles	537	100	(165)	133	605
Other equipment	47	2	(3)	5	51
Property under construction	2,950	16,936	-	(15,288)	4,598
Total	340,509	34,156	(11,094)	(433)	363,138

Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	5,537	632	(1)	60	6,228
Leasehold improvements	1,163	130	(86)	-	1,207
Switching equipment	12,225	1,985	(127)	17	14,100
Telegraph, telex, and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	94,532	12,087	(9,362)	78	97,335
Satellite, earth station, and equipment	5,199	830	(5)	17	6,041
Cable network	18,735	4,388	(9)	(604)	22,510
Power supply	15,874	1,699	(712)	29	16,890
Data processing equipment	14,130	1,806	(388)	(58)	15,490
Other telecommunication peripherals	4,330	1,717	-	20	6,067
Office equipment	1,866	261	(79)	25	2,073
Vehicles	270	38	(135)	69	242
Other equipment	40	3	(2)	3	44
Total	175,483	25,576	(10,906)	(344)	189,809
Net book value	165,026				173,329

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows (continued):

	December 31, 2020	Additions	Deductions	Reclassifications/ Translations	December 31, 2021
At cost:
Directly acquired assets
Land rights	1,800	20	-	1	1,821
Buildings	16,137	197	(5)	967	17,296
Leasehold improvements	1,410	45	(35)	57	1,477
Switching equipment	17,506	1,112	(1,223)	929	18,324
Telegraph, telex, and data communication
equipment	2,012	-	-	(429)	1,583
Transmission installation and equipment	159,196	3,829	(3,479)	6,075	165,621
Satellite, earth station, and equipment	10,423	359	(15)	(239)	10,528
Cable network	60,796	8,722	(33)	(1,926)	67,559
Power supply	20,988	303	(390)	1,134	22,035
Data processing equipment	17,663	250	(314)	1,659	19,258
Other telecommunication peripherals	7,513	1,646	-	(38)	9,121
Office equipment	2,125	205	(57)	79	2,352
Vehicles	551	34	(43)	(5)	537
Other equipment	68	6	-	(27)	47
Property under construction	2,524	13,613	(29)	(13,158)	2,950
Total	320,712	30,341	(5,623)	(4,921)	340,509

Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	4,872	652	(2)	15	5,537
Leasehold improvements	1,061	132	(30)	-	1,163
Switching equipment	11,621	1,871	(1,223)	(44)	12,225
Telegraph, telex, and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	87,991	11,554	(3,227)	(1,786)	94,532
Satellite, earth station, and equipment	4,412	743	(16)	60	5,199
Cable network	15,978	4,210	(11)	(1,442)	18,735
Power supply	14,757	1,546	(383)	(46)	15,874
Data processing equipment	12,780	1,708	(301)	(57)	14,130
Other telecommunication peripherals	2,885	1,492	-	(47)	4,330
Office equipment	1,574	357	(57)	(8)	1,866
Vehicles	229	71	(26)	(4)	270
Other equipment	47	4	-	(11)	40
Total	159,789	24,340	(5,276)	(3,370)	175,483
Net book value	160,923				165,026

a.	Gain on sale of property and equipment
	2022	2021
Proceeds from sale of property and equipment	526	756
Net book value	(129)	(36)
Gain on disposal or sale of property and equipment	397	720

b.	Others

(i)	During 2022 and 2021, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2022 and 2021.

(ii)	Interest capitalized to property under construction amounted to Rp79 billion and Rp52 billion for the year ended December 31, 2022 and 2021, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 5.63% to 7.90% and 5.63% to 8.70% for the year ended December 31, 2022 and 2021, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the year ended December 31, 2022 and 2021.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(iv)	During 2022 and 2021, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp299 billion and Rp133 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. During 2022 and 2021, the net carrying values of those assets of Rp270 billion and Rp103 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	In 2022, the estimated useful lives of Group towers were changed from 30 to 40 years. The impact of reduction in the depreciation expense for the year ended December 31, 2022 and the estimate for the year ended 2023 amounted to Rp93 billion and Rp373 billion, respectively. Towers are presented as part of transmission installation and equipment.

(vi)	As of December 31, 2022 and 2021, the equipment units of Telkomsel with the carrying amount of Rp6 billion and Rp818 billion, respectively, to be exchanged, and therefore the equipment units were reclassified as assets held for sale in the consolidated statement of financial position. In 2022 and 2021, the equipment units of Telkomsel with the net carrying amount of Rp909 billion and Rp258 billion, respectively, had been exchanged with equipment units of PT ZTE Indonesia. There is no provision for impairment of assets held for sale as of December 31, 2022 and 2021.

(vii)	In 2021, the Company decided to discontinue the use of MSAN assets and accelerate the depreciation of the MSAN assets, which have been fully depreciated in 2022. The impact of accelerated depreciation of MSAN assets for the year ended December 31, 2022 and 2021 amounted to Rp1,494 billion and Rp1,603 billion, respectively. MSAN assets are presented as part of cable network.

(viii)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 8-50 years which will expire between 2023 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(ix)	As of December 31, 2022 and 2021, the Group’s property and equipment excluding land rights, with net carrying amount of Rp172,112 billion and Rp161,287 billion, respectively, were insured againts fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp36,319 billion and Rp29,601 billion, HK10 million and HK8 million, SG$373 million and SG$360 million, and MYR54 million and MYR72 million, respectively, and first loss basis amounted to Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential lossess from the insured risks.

(x)	As of December 31, 2022 and 2021, the percentage of completion of property under construction was approximately 55.91% and 75.63% respectively, of the total contract value, with estimated dates of completion until August 2025 and February 2025, respectively. The balance of property under construction mainly consist of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(xi)	As of December 31, 2022 and 2021, all assets owned by the Company have been pledged as collateral for bonds (Note 19b) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp18,370 billion and Rp22,939 billion, respectively, have been pledged as collateral under lending agreements (Notes 18a and 19c).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11. PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(xii)	As of December 31, 2022 and 2021, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp67,979 billion and Rp67,355 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

(xiii)	In 2022 and 2021, the total fair values of land rights and buildings of the Group amounted to Rp49,014 billion and Rp45,604 billion, respectively.

12. RIGHT-OF-USE ASSETS

The carrying amounts of right-of-use assets recognized and the movement during the year:

	Land rights	Buildings	Transmission installation and equipment	Vehicles	Others	Total
As at January 1, 2021	4,100	568	12,912	535	451	18,566
Additions	968	532	4,341	82	66	5,989
Deductions and reclassifications	(111)	(25)	(850)	(10)	16	(980)
Depreciation expense	(955)	(346)	(3,283)	(197)	(325)	(5,106)
As at December 31, 2021	4,002	729	13,120	410	208	18,469
Additions	1,169	121	8,205	488	23	10,006
Deductions and reclassifications	(217)	17	(2,399)	(197)	8	(2,788)
Depreciation expense	(867)	(204)	(4,067)	(178)	(35)	(5,351)
As at December 31, 2022	4,087	663	14,859	523	204	20,336

The carrying amounts of the lease liabilities and the movements are as follows:

	2022	2021
As at January 1	16,387	15,617
Accretion of interest	931	1,784
Additions (Note 39a)	10,006	4,783
Deductions	(8,663)	(5,797)
As at December 31	18,661	16,387
Current maturities	(4,925)	(5,961)
Non-current	13,736	10,426

Maturity analysis of lease payments are as follows:

2022
Less than 1 year	5,893
1-5 years	11,272
More than 5 years	4,888
Total lease payments	22,053
Interest	(3,392)
Net present value of lease payments	18,661
Current maturities	(4,925)
Non-current	13,736

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.RIGHT-OF-USE ASSETS (continued)

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 33 years.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

Detail of expenses related to leases are as follows:

	2022	2021
Depreciation expense of right-of-use assets	5,351	5,106
Expense relating to short-term leases	3,821	5,251
Interest expense on lease liabilities	931	1,784
Expense relating to leases of low-value assets	52	57

13.OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2022	2021
Prepaid frequency license fees -
net of current portion (Note 35c.i)	1,291	1,572
Advances	781	868
Claims for tax refund - net of current portion (Note 27b)	621	1,488
Prepaid expenses	446	454
Security deposit	144	102
Prepaid taxes - net of current portion (Note 27a)	-	601
Others (each below Rp100 billion)	340	446
Total	3,623	5,531

14.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2022	1,492	17,458	174	1,512	20,636
Additions	-	2,527	440	49	3,016
Deductions	-	(175)	-	(70)	(245)
Reclassifications/translations	-	(31)	6	-	(25)
Balance, December 31, 2022	1,492	19,779	620	1,491	23,382
Accumulated amortization and impairment losses:
Balance, January 1, 2022	(402)	(11,714)	(125)	(889)	(13,130)
Amortization	-	(2,063)	(26)	(91)	(2,180)
Deductions	-	175	-	70	245
Reclassifications/translations	-	(14)	(1)	-	(15)
Balance, December 31, 2022	(402)	(13,616)	(152)	(910)	(15,080)
Net book value	1,090	6,163	468	581	8,302

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

14.INTANGIBLE ASSETS (continued)

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2021	1,428	14,688	94	1,474	17,684
Additions	64	2,938	80	11	3,093
Deductions	-	(19)	-	-	(19)
Reclassifications/translations	-	(149)	-	27	(122)
Balance, December 31, 2021	1,492	17,458	174	1,512	20,636
Accumulated amortization and impairment losses:
Balance, January 1, 2021	(125)	(9,863)	(94)	(756)	(10,838)
Amortization	-	(1,828)	(31)	(143)	(2,002)
Impairment	(277)	-	-	-	(277)
Deductions	-	11	-	-	11
Reclassifications/translations	-	(34)	-	10	(24)
Balance, December 31, 2021	(402)	(11,714)	(125)	(889)	(13,130)
Net book value	1,090	5,744	49	623	7,506

(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri (“BDM”) (2012), Contact Centres Australia Pty. Ltd. (2014), MNDG (2015), Melon and PT Griya Silkindo Drajatmoerni (“GSDm”) (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), PST (2019), and Digiserve (2021) (Note 1e).

(ii)	As of December 31, 2021, the impairment of goodwill arising from the acquisition of Contact Centres Australia Pty. Ltd., SSI and Telin Malaysia amounted to Rp37 billion, Rp179 billion, and Rp61 billion, respectively. The impairment losses are presented as part of "Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iii)	The remaining amortization periods of software range for the years ended December 31, 2022 and 2021 are from 1-6 years, respectively. The amortization is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iv)	As of December 31, 2022 and 2021, the cost of fully amortized intangible assets that are still used in operations amounted to Rp9,640 billion and Rp7,910 billion, respectively.

15.TRADE PAYABLES

The breakdown of trade payables is as follows:

	2022	2021
Related parties
Purchases of equipments, materials, and services	262	385
Payables to other telecommunication providers	169	112
Sub-total	431	497

Third parties
Purchases of equipments, materials, and services	14,453	12,806
Payables to other telecommunication providers	2,231	2,538
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	1,342	1,329
Sub-total	18,026	16,673
Total	18,457	17,170

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.TRADE PAYABLES (continued)

Trade payables by currency are as follows:

	2022	2021
Rupiah	16,727	15,584
U.S. Dollar	1,636	1,506
Others	94	80
Total	18,457	17,170

Terms and conditions of the above trade payables:

a.	The Group’s trade payables are non-interest bearing and are normally settled on 1 year term.
b.	Refer to Note 32 for details on related party transactions.
c.	Refer to Note 37b.v for the Group’s liquidity risk management.

16.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2022	2021
Operation, maintenance,
and telecommunication services	8,183	8,978
Salaries and benefits	4,014	4,180
General, administrative, and marketing expenses	3,067	2,583
Interest and bank charges	181	144
Total	15,445	15,885

Refer to Note 32 for details of related party transactions.

17.	CONTRACT LIABILITIES

a.	Current portion

	2022	2021
Advances from customers for Mobile	3,577	4,155
Advances from customers for WIB	1,188	1,138
Advances from customers for Enterprise	1,126	1,161
Advances from customers for Consumer	233	185
Others (each other below Rp100 billion)	171	156
Total	6,295	6,795

b.	Non-current portion

	2022	2021
Advances from customers for Consumer	844	787
Advances from customers for WIB	700	457
Advances from customers for Enterprise	17	39
Total	1,561	1,283

Contract liabilities at the beginning period which were recognized as revenue in 2022 and 2021 amounted to Rp6,795 billion and Rp7,834 billion, respectively.

Refer to Note 32 for details of related party transactions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS

a.	Short-term bank loans

	Outstanding
Lenders	2022	2021
Related parties
Bank Mandiri	3,483	550
BNI	979	1,028
Sub-total	4,462	1,578
Third parties
PT Bank HSBC Indonesia ("HSBC")	1,836	1,937
MUFG Bank ("MUFG")	1,349	1,853
PT Bank DBS Indonesia ("DBS")	475	545
UOB	-	400
PT Bank Central Asia ("BCA")	-	350
Others (each below Rp100 billion)	69	19
Sub-total	3,729	5,104
Total	8,191	6,682

Other significant information relating to short-term bank loans as of December 31, 2022 is as follows:

	Borrower	Total facility (in billions)*	Maturity date	Interest rate	Interest rate per annum	Security**
Mandiri
2021 - 2022	Nutech, Mitratel	3,100	July 26, 2023 – September 27, 2023	Monthly	3.85% - 9.00%	Trade receivables and property and equipment
2020	Finnet	500	April 28, 2023	Monthly	1 month JIBOR + 1.30%	None
BNI
2014 - 2017	GSD, Sigma[a]	350	November 7, 2023 – January 9, 2024	Monthly	7.90% - 8.50%	Trade receivables and property and equipment
2017 - 2021	Metranet, Telkom Infra, Infomedia[b]	1,135	February 18, 2023 – June 6, 2023	Monthly	1 month JIBOR + 2.00% - 2.50%	Trade receivables
HSBC
2014	Sigma[c,e]	400	November 17, 2023	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2019	Sigma[d], Metra, PINS, Metranet, Telkomsat, GSD, Melon	2,250	January 31, 2023 – December 31, 2023	Monthly, Quarterly	1 month JIBOR + 0.80% 3 month JIBOR + 1.00%	None
MUFG Bank
2018 - 2022	Infomedia, Metra, GSD, Telkom Infra, Mitratel	2,430	June 21, 2023 - October 31, 2023	Monthly	1 month JIBOR + 0.70% 3 month JIBOR + 0.40%	None
DBS
2018	Telkom Infra, Infomedia	475	July 31, 2023	Monthly	1 month JIBOR + 1.20% - 1.45%	Trade receivables

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2022 is as follows (continued):

*	In original currency
**	Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.
[a]	Based on the latest amendment on July 28, 2022.
[b]	Based on the latest amendment on March 28, 2018 and July 6, 2018.
[c]	Based on the latest amendment on July 16, 2018 and November 17, 2021
[d]	Based on the latest amendment on April 23, 2021.
[e]	Unsettled loan will be automatically extended.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and maintaining financial ratios. As of December 31, 2022, the Group has complied with all covenants.

The credit facilities were obtained by the Group for working capital purposes.

b.	Current maturities of long-term bank loans and other borrowings

	Notes	2022	2021
Two-step loans	19a	118	138
Bonds	19b	-	2,200
Bank loans	19c	7,788	6,311
Other borrowings	19d	952	1,041
Total		8,858	9,690

19.	LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2022	2021
Two-step loans	19a	91	217
Bonds	19b	4,793	4,793
Bank loans	19c	22,085	29,745
Other borrowings	19d	362	1,564
Total		27,331	36,319

Scheduled principal payments as of December 31, 2022 are as follows:

	Year
	Notes	Total	2024	2025	2026	2027	Thereafter
Two-step loans	19a	91	91	-	-	-	-
Bonds	19b	4,793	-	2,098	-	-	2,695
Bank loans	19c	22,085	6,720	5,785	4,226	2,167	3,187
Other borrowings	19d	362	362	-	-	-	-
Total		27,331	7,173	7,883	4,226	2,167	5,882

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

		2022		2021
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	1,536	181	2,304	285
	US$	-	-	1	14
	Rp	-	28	-	56
Total			209		355
Current maturities (Note 18b)			(118)		(138)
Long-term portion			91		217

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	Rp	Semi-annually	Semi-annually	7.125%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates until 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loan has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1, 2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2022, the Company has complied with the above-mentioned ratios.

b.	Bonds
	Outstanding
	2022	2021
2015
Series A	-	2,200
Series B	2,100	2,100
Series C	1,200	1,200
Series D	1,500	1,500
Total	4,800	7,000
Unamortized debt issuance cost	(7)	(7)
Total	4,793	6,993
Current maturities (Note 18b)	-	(2,200)
Long-term portion	4,793	4,793

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds (continued)

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.xi). The underwriters of the bonds are PT Bahana TCW Management Investment (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk. and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2022, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2022, the Company has complied with the above-mentioned ratios.

c.	Bank loans
		2022		2021
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	5,472	-	7,500
Bank Mandiri	Rp	-	4,381	-	7,374
BRI	Rp	-	1,409	-	2,223
BSI	Rp	-	22	-	533
Sub-total			11,284		17,630
Third parties
BCA	Rp	-	9,757	-	8,651
Bank CIMB Niaga	Rp	-	2,221	-	194
	US$	4	61	0	5
DBS	Rp	-	1,500	-	3,887
Bank Permata	Rp	-	1,021	-	1,188
Bank of China	Rp	-	1,000	-	400
Syndication of banks	Rp	-	680	-	350
	US$	17	265	24	338
HSBC	Rp	-	750	-	750
MUFG Bank	Rp	-	500	-	1,972
Bank Danamon	Rp	-	455	-	-
UOB Singapore	US$	13	205	22	314
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	198	-	286
Others (each below Rp100 billion)	Rp	-	60	-	152
	MYR	10	34	11	36
Sub-total			18,707		18,523
Total			29,991		36,153
Unamortized debt issuance cost			(118)		(97)
			29,873		36,056
Current maturities (Note 18b)			(7,788)		(6,311)
Long-term portion			22,085		29,745

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2022 is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2018	GSD	Rp	182	32	2020 - 2024	Monthly	8.75%	Trade receivables
2013 - 2021	The Company, GSD, TLT, Sigma, Mitratel	Rp	8,175	1,384	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 2.25%; 3 months JIBOR +1.70% - 1.85%	Trade receivables and property and equipment
Bank Mandiri
2017 - 2020	The Company, GSD, Mitratel,	Rp	6,693	1,128	2019 - 2027	Quarterly	3 months JIBOR + 1.50% - 1.85%	None
BRI
2017 - 2019	The Company	Rp	2,500	455	2019 - 2026	Quarterly	3 months JIBOR + 1.70% - 1.85%	None
BSI
2019	SSI	Rp	55	11	2019 - 2024	Monthly	7.50%	None
BCA
2020 - 2021	The Company, Mitratel, PST, GSD	Rp	15,986	2,880	2020 - 2030	Quarterly, Semi-annually	3 months JIBOR + 1.50%	Trade receivables and property and equipment
Bank CIMB
Niaga
2019 - 2022	GSD, PINS, Mitratel	Rp	2,500	65	2020 - 2029	Quarterly	3 months JIBOR + 1.30% - 1.95%	None
2021 - 2022	Telin	US$	0	-	2024 - 2030	Semi-annually	6 months SOFR + 1.82%	None
DBS
2021	Mitratel	Rp	3,500	2,000	2023 - 2028	Semi-annually	3 months JIBOR + 1.70%	Property and equipment
Bank Permata
2020 - 2021	Mitratel	Rp	1,500	167	2021 - 2028	Semi-annually	3 months JIBOR + 1.50% - 2.40%	Property and equipment
Bank of China
2019	Telkomsel	Rp	1,000	900	2021 - 2023	Quarterly	1 month JIBOR + 2.00%	None
Syndication of banks
2022	Mitratel	Rp	2,500	-	2024 - 2030	Semi-annually	7.68%	None
2018	Telin	US$	0	0	2019 - 2025	Semi-annually	6 months LIBOR + 1.25%	None
HSBC
2021	Mitratel	Rp	750	-	2023 - 2028	Semi-annually	3 months JIBOR + 1.50%	Property and equipment
MUFG Bank
2021	Mitratel	Rp	500	-	2022 - 2028	Quarterly	3 months JIBOR + 1.60%	None
Bank Danamon
2022	Mitratel	Rp	636	182	2022 - 2025	Quarterly	3 months JIBOR + 1.50%	None
UOB Singapore
2018	Telin	US$	0	0	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
ANZ
2015	GSD, PINS	Rp	740	88	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	None

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2022 is as follows (continued):

*	In original currency
**	Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.
[a]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2022, Telkomsel has complied with the above covenants.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2022, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Metra, Sigma, GSD, and TLT. The waivers from HSBC, Bank DBS, BNI, and Bank Mandiri were received on December 19, 2022, December 22, 2022, December 23, 2022, December 29, 2022, and December 26, 2022. As of December 31, 2022, the Group has complied with all covenants.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

d.	Other borrowings
	Outstanding
Lenders	2022	2021
PT Sarana Multi Infrastruktur (Persero)	1,315	2,609
("Sarana Multi Infrastruktur")
Unamortized debt issuance cost	(1)	(4)
Total	1,314	2,605
Current maturities (Note 18b)	(952)	(1,041)
Long-term portion	362	1,564

Other significant information relating to other borrowings as of December 31, 2022, is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	220	Semi-annually (2019 - 2023)	3 months JIBOR + 1.75%	None
March 29, 2019*	The Company	Rp	2,836	700	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None
March 29, 2019*	Telkomsat	Rp	164	23.5	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None

*	Based on the latest amendment on June 15, 2020.

Under the agreement, the Company and Telkomsat are required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1
(b)	Net debt to EBITDA ratio should not exceed 4:1
(c)	Minimal debt service coverage at least 125%

As of December 31, 2022, the Company and Telkomsat have complied with the above-mentioned ratios.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2022	2021
Non-controlling interests in net assets of subsidiaries:
Telkomsel	10,535	13,804
Mitratel	9,038	9,464
Others	431	485
Total	20,004	23,753

	2022	2021
Non-controlling interests in profit (loss)
of subsidiaries:
Telkomsel	6,419	9,155
Mitratel	502	64
Others	6	(31)
Total	6,927	9,188

Material partly-owned subsidiaries

The non-controlling interest which are considered material to the company are the non-controlling interest in Telkomsel and Mitratel. On December 31, 2022 and 2021, The non-controlling interest in Telkomsel holds 35.00% and 35.00% and Mitratel holds 28.15% and 28.13%, respectively.

The summarized financial information of Telkomsel and Mitratel are provided below. This information is based on amounts before intercompany eliminations.

Summarized statements of financial position:

	Telkomsel		Mitratel
	2022	2021	2022	2021
Current assets	16,290	12,288	7,886	21,303
Non-current assets	84,701	89,014	48,185	36,426
Current liabilities	(32,241)	(31,654)	(10,200)	(6,476)
Non-current liabilities	(38,708)	(30,205)	(12,064)	(17,607)
Total equity	30,042	39,443	33,807	33,646
Attributable to:
Owners of the parent company	19,507	25,639	24,769	24,182
Non-controlling interests	10,535	13,804	9,038	9,464

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.NON-CONTROLLING INTERESTS (continued)

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel		Mitratel
	2022	2021	2022	2021
Revenues	89,039	87,506	7,729	6,869
Operation expenses	(59,574)	(52,437)	(4,576)	(4,129)
Other expenses - net	(5,343)	(1,932)	(1,193)	(1,129)
Profit before income tax	24,122	33,137	1,960	1,611
Income tax expense - net	(5,755)	(6,977)	(175)	(230)
Profit for the year	18,367	26,160	1,785	1,381
Other comprehensive income (loss) - net	145	(75)	(1)	8
Total comprehensive income
for the year	18,512	26,085	1,784	1,389

Attributable to
non-controlling interests	6,419	9,155	502	64
Dividends paid to
non-controlling interests	9,784	13,204	272	-

Summarized statements of cash flows:

	Telkomsel		Mitratel
	2022	2021	2022	2021
Operating	42,970	40,789	6,020	5,363
Investing	(8,652)	(12,943)	(10,893)	(12,597)
Financing	(30,783)	(34,239)	(7,921)	25,851
Net increase (decrease) in cash and cash equivalents	3,535	(6,393)	(12,794)	18,617

21.CAPITAL STOCK

	2022
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,889,668,580	3.93	194
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Commisioner (Note 1b):
Arya Mahendra Sinulingga	87,500	0	0
Public (individually less than 5%)	43,568,550,005	43.98	2,179
Total	99,062,216,600	100.00	4,953

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.CAPITAL STOCK (continued)

		2021
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,829,039,080	4.87	241
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	42,629,234,505	43.04	2,132
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

22.	OTHER EQUITY

	2022	2021
Difference due to acquisition of non controlling interests
In subsidiaries	8,358	8,358
Translation adjustment	910	611
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	6	3
Other equity components	37	37
Total	9,697	9,395

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

23.	REVENUES

The Group derives revenues in the following major product lines:

2022	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	11,905	-	-	147	-	12,052
Fixed lines	-	757	604	175	-	1,536
Total telephone revenues	11,905	757	604	322	-	13,588
Interconnection revenues	285	-	-	8,187	-	8,472
Data, internet, and information
technology service revenues
Cellular data and internet	69,006	-	-	-	-	69,006
Internet, data communication, and
information technology services	-	308	7,750	2,228	-	10,286
SMS	4,260	-	49	-	-	4,309
Others	9	-	1,733	860	207	2,809
Total data, internet, and information
technology service revenues	73,275	308	9,532	3,088	207	86,410
Network revenues	3	-	1,438	937	-	2,378
Indihome revenues	-	25,232	2,788	-	-	28,020
Other services
Call center service	-	-	1,139	25	-	1,164
Manage service and terminal	-	-	1,156	1	-	1,157
E-health	-	-	729	-	-	729
E-payment	20	-	454	-	-	474
Others	5	52	1,309	280	664	2,310
Total other services	25	52	4,787	306	664	5,834
Total revenues from
contract with customer	85,493	26,349	19,149	12,840	871	144,702
Revenues from lessor transactions	-	-	-	2,604	-	2,604
Total revenues	85,493	26,349	19,149	15,444	871	147,306
Adjustments and eliminations	-	5	12	(2)	(632)
Total external revenues as reported in
note operating segment	85,493	26,354	19,161	15,442	239

2021	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	14,664	-	-	73	-	14,737
Fixed lines	-	896	649	185	-	1,730
Total telephone revenues	14,664	896	649	258	-	16,467
Interconnection revenues	368	-	-	7,419	-	7,787
Data, internet, and information
technology service revenues
Cellular data and internet	64,500	-	-	-	-	64,500
Internet, data communication, and
information technology services	-	240	7,976	2,056	-	10,272
SMS	4,728	-	26	-	-	4,754
Others	-	-	1,596	922	180	2,698
Total data, internet, and information
technology service revenues	69,228	240	9,598	2,978	180	82,224
Network revenues	4	-	1,087	789	-	1,880
Indihome revenues	-	23,720	2,605	-	-	26,325
Other services
Call center service	-	-	1,012	69	-	1,081
Manage service and terminal	-	-	2,047	1	-	2,048
E-health	-	-	640	-	-	640
E-payment	3	-	459	-	25	487
Others	-	72	1,036	325	426	1,859
Total other services	3	72	5,194	395	451	6,115
Total revenues from
contract with customer	84,267	24,928	19,133	11,839	631	140,798
Revenues from lessor transactions	-	-	-	2,412	-	2,412
Total revenues	84,267	24,928	19,133	14,251	631	143,210
Adjustments and eliminations	-	2	8	4	(426)
Total external revenues as reported in
note operating segment	84,267	24,930	19,141	14,255	205

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

23.	REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2022 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2022, which management expect to be realised within one year is Rp6,455 billion, and more than one year is Rp4,703 billion.

The Group entered into non-cancellable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land and building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guaranted on the properties.

There is no revenue from major customers which exceeds 10% of total revenues for the year ended December 31, 2022 and 2021.

Refer to Note 32 for details of related parties transactions.

24.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2022	2021
Salaries and related benefits	9,360	8,661
Vacation pay, incentives, and other benefits	3,835	4,999
Pension and other post-employment
benefits (Note 30)	1,585	1,680
LSA expense (Note 31)	92	153
Others	35	31
Total	14,907	15,524

Refer to Note 32 for details of related parties transactions.

25.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2022	2021
Operation and maintenance	22,746	21,467
Radio frequency usage charges (Note 35c.i)	6,510	6,097
Leased lines and Customer Premise Equipment ("CPE")	3,530	5,003
Concession fees and USO charges (Note 15)	2,601	2,472
Electricity, gas, and water	904	898
Cost of SIM cards, vouchers, and
sales of peripherals (Note 7)	747	739
Project management	400	519
Vehicles rental and supporting facilities	343	305
Insurance	230	432
Others (each below Rp100 billion)	173	201
Total	38,184	38,133

Refer to Note 32 for details of related parties transactions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2022	2021
General expenses	2,259	2,043
Professional fees	1,097	789
Allowance for expected credit losses	563	477
Traveling	421	321
Training, education, and recruitment	371	284
Meeting	312	249
Social contribution	218	213
Collection expenses	173	212
Research and development	108	82
Others (each below Rp100 billion)	332	346
Total	5,854	5,016

Refer to Note 32 for details of related parties transactions.

27.TAXATION

a.Prepaid taxes
	2022	2021
The Company:
Income Tax
Article 22 - Witholding tax on goods delivery	1	-
and imports
Article 23 - Witholding tax on service delivery	97	81
VAT	-	601
Subsidiaries:
Income Tax
Corporate Income Tax	3	-
Article 4(2) - Final tax	24	5
Article 23 - Witholding tax on service delivery	16	19
VAT	1,323	2,039
Total prepaid taxes	1,464	2,745
Current portion	(1,464)	(2,144)
Non-current portion (Note 13)	-	601

b.Claims for tax refund

	2022	2021
The Company
Corporate Income Tax	19	500
Article 21 - Individual income tax	3	-
VAT	155	403
Subsidiaries
Income Tax
Corporate income tax	578	662
Article 23 - Witholding tax on services delivery	8	17
VAT	238	596
Total claims for tax refund	1,001	2,178
Current portion	(380)	(690)
Non-current portion (Note 13)	621	1,488

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.TAXATION (continued)

c.	Taxes payable
	2022	2021
The Company:
Income taxes
Article 4(2) - Final tax	50	53
Article 21 - Individual income tax	79	97
Article 22 - Withholding tax on goods delivery
and imports	7	8
Article 23 - Withholding tax on services	48	47
Article 25 - Installment of corporate income tax	190	211
Article 26 - Withholding tax on non-resident
income	5	3
Article 29 - Corporate income tax	575	455
VAT	244	505
VAT - Tax collector	286	409
	1,484	1,788
Subsidiaries:
Income taxes
Article 4(2) - Final tax	287	215
Article 21 - Individual income tax	206	151
Article 22 - Withholding tax on goods delivery
and imports	5	3
Article 23 - Withholding tax on services	68	65
Article 25 - Installment of corporate income tax	260	23
Article 26 - Withholding tax on non-resident
income	262	14
Article 29 - Corporate income tax	1,782	919
VAT	493	745
VAT - Tax collector	525	-
	3,888	2,135
Total taxes payable	5,372	3,923

d.The components of consolidated income tax expense (benefit) are as follows:

	2022	2021
Current
The Company	2,134	2,236
Subsidiaries	7,125	7,320
	9,259	9,556
Deferred
The Company	(103)	(614)
Subsidiaries	(497)	788
	(600)	174
Net income tax expense	8,659	9,730

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Profit before income tax consolidation	36,339	43,678
Add back consolidation eliminations	28,617	33,098
Consolidated profit before income tax and eliminations	64,956	76,776
Less: profit before income tax of the subsidiaries	(38,892)	(46,954)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	26,064	29,822
Less: income subject to final tax	(414)	(1,144)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	25,650	28,678
Temporary differences:
Allowance for expected credit losses	(54)	(84)
Deferred installation fee	104	273
Leases	7	7
Provision for employee benefits	(507)	586
Land rights, intangible assets, and other	7	(8)
Net periodic pension and other post-employment
benefits costs	(131)	91
Difference between book value of accounting
and tax property equipment	209	696
Accrued expenses and provision for inventory
obsolescence	68	(19)
Contract cost	125	132
Net temporary differences	(172)	1,674
Permanent differences:
Net periodic post-retirement health care benefit costs	212	263
Donations	239	228
Employee benefits	169	163
Expense related to income subject to final tax	168	148
Equity in net income of associates and subsidiaries	(15,304)	(19,731)
Other (income) expense from tax assesment result	4	32
Others	73	138
Net permanent differences	(14,439)	(18,759)
Taxable income of the Company	11,039	11,593
Current corporate income tax expense	2,098	2,202
Final income tax expense	36	34
Total current income tax expense of the Company	2,134	2,236
Current income tax expense of the subsidiaries	7,125	7,320
Total current income tax expense	9,259	9,556

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.TAXATION (continued)

d.The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2022	2021
Profit before income tax consolidation	36,339	43,678
Less consolidated income subject to final tax - net	(5,812)	(2,383)
	30,527	41,295

Income tax expense calculated at the Company’s
applicable statutory tax rate	5,800	7,846
Difference in applicable statutory tax rate for
subsidiaries	694	1,068
Non-deductible expenses	1,992	71
Final income tax expense	36	36
Changes of tax rates	-	(233)
Deferred tax adjusment	(508)	-
Unrecognized deferred tax	(61)	18
Others	706	924
Net income tax expense	8,659	9,730

In October 2021, the Government issued Law No. 7/2021 concerning Harmonization of Tax Regulations (HPP Law). In Chapter III Article 3 of the HPP Law, amendments to the Income Tax Law have been regulated, including amendments to Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 tax year, and for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company has applied the tax rate of 19% for the year ended December 31, 2022 and 2021. The subsidiaries applied the tax rate of 22% for the year ended December 31, 2022 and 2021.

The Company has submitted the above taxable income and current income tax expense computation in its income tax return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2021 that will be reported to the tax office based on prevailing regulations.

e.Tax assessment

(i)	The Company

Income tax and VAT fiscal year 2015

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless

(Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2015 (continued)

The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion.

The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55.3 billion.

On May 3 and 22, 2018, the Tax Authorities issued decision letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54.6 billion, wherein Tax Authorities reduced the Company’s underpayment and granted all the Company’s objection. The Company agreed with the Tax Authorities decision regarding SKPLB of self-assessed offshore VAT amounting to Rp793 million and charged in the 2018 consolidated statements of profit or loss and other comprehensive income. On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal.

On July 8, 2020, the Company received appeal decision from the Tax Court regarding corporate income tax dispute for fiscal year 2015. The Tax Court partially approved the appeal filed by the Company. On September 9, 2020, the Company received tax  refund of additional overpayment of corporate income tax amounting to Rp90.9 billion.

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as response of Tax Authorities judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company did not received verdict from the Supreme Court. In accordance with taxation law, for all withholding income tax and VAT except for corporate income tax has passed tax assessment period, therefore all tax liabilities for fiscal year 2015 considered final and has permanent legal force.

The entire file of the Judicial Review Memorandum submitted by the Judicial Review Applicant (DGT) and the Judicial Review Counter Memorandum file sent by the Respondent (Telkom) have been forwarded by the Secretariat of the Tax Court to the Supreme Court on December 13, 2022, with a letter of introduction number PKMA-1594/XII/ PAN.Wk/2022.

As of the issuance date of these financial statements, the Company still has not received the Supreme Court decision on the DGT’s request for review. Thus, all tax obligations for 2015 other than the type of corporate income tax can be considered final and have permanent legal force because at the time of issuance of these consolidated financial statements, the 2015 tax obligations have passed the expiration date for tax determination as stipulated in the tax laws and regulations.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2018

On December 16, 2020, the Company received Tax Assessment Letter (“SKP”) and STP as result of 2018 tax audit. The DGT issued SKPLB of corporate income tax amounting to Rp101.5 billion, SKPLB of withholding tax article 21 amounting to Rp1.9 billion (include penalty Rp573.9 million), SKPLB of withholding tax article 23 amounting to Rp4 million (include penalty Rp1.2 million) and SKPLB of VAT for fiscal period January to August and October to December amounting to Rp85.3 billion). Furthermore, the DGT issued SKPKB of VAT for fiscal period September amounting to Rp240.5 billion (include penalty Rp59.5 billion), SKPKB of VAT WAPU amounting to Rp15.17 billion (include penalty Rp4.6 billion) and STP of VAT WAPU amounting to Rp1.2 billion. The Company agreed to receive tax audit correction of corporate income tax amounting Rp1.1 billion, underpayment of withholding tax article 21 amounting to Rp1.9 billion, underpayment of withholding tax article 23 amounting to Rp4 million, VAT tax credit amounting to Rp4.8 billion, STP of VAT WAPU amounting Rp1.2 billion and underpayment of VAT WAPU amounting to Rp15.17 billion. These corrections that have been approved have been charged to the 2020 profit or loss income statement.

The Company did not agree with the correction from tax auditor who imposes VAT on the transaction of submitting the space segment component (asset in constructive) of the Satelit Merah Putih to Telkomsat. In March 2021, the Company has submitted a tax objection letter to the Tax Authority for the correction of the tax auditor. On March 4, 2022, the Company received notification letter from Tax Authority number KEP-00253/KEB/PJ/WPJ.19/2022 that approved the objection filed by the Company. On April 8, 2022, the Company has received a refund of Rp270.4 billion in accordance with the Decree. Thus, for all types of taxes in 2018 the Company has received all decisions that are final and have permanent legal force.

VAT fiscal year 2019

On May 12, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period January to December 2019. On November 30, 2022, the Company received SKPKB and STP WAPU VAT for the period January to December 2019 amounting to Rp6.3 billion (including a fine of Rp3.1 billion) and domestic VAT SKPLB for January to December 2019 amounting to Rp 60.8 billion. The company agrees to accept the auditor's tax correction and has charged fines and audit corrections to the 2022 income statement. Thus, for the 2019 VAT tax type, the Company has received a decision that is final and has permanent legal force.

VAT fiscal year 2020

On September 1, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period May 2020. As at the authorization date of these consolidated financial statements, the tax audit process is still ongoing.

(ii)Telkomsel

Income tax and VAT fiscal year 2014

On May 31, 2019, Telkomsel received the SKPKB and STP for the fiscal year 2014 amounting to Rp150.6 billion (including penalty of Rp54.6 billion). Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019 and recorded it as other expense. On August 20, 2019, Telkomsel has paid amounting to Rp99.1 billion and recorded it as claim for tax refund. Subsequently, on August 23, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp134.1 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.TAXATION (continued)

e.	Tax assessments (continued)

(ii)Telkomsel (continued)

Income tax and VAT fiscal year 2014 (continued)

On July 15 and July 22, 2020, Telkomsel received objection decision letter from Tax Authorities which accepted Rp27.2 billion and rejected Rp106.8 billion. In August 27, 2020 Telkomsel received partially the tax refund Rp27.2 billion. On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2014 corporate income tax, withholding tax, and VAT.

In April and May 2022, Telkomsel received the Tax Court’s Verdict for the 2014 underpayment of withholding tax and VAT which fully accepted Telkomsel’s appeal amounting to Rp13.7 billion and Rp52.3 billion. Telkomsel received the tax refund in May and June 2022, and recorded the remaining tax assessment of Rp3.6 billion as expense in 2022 consolidated statements of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed judicial reviews to the Supreme Court for the Tax Court's decision on VAT 2014 amounting Rp8 billion. Telkomsel submitted its contra memorandums for judicial review in September 2022. As at the authorization date of these consolidated financial statements, the results of appeal for corporate income tax and judicial review for VAT have not yet been decided.

Income tax and VAT fiscal year 2015

On August 1, 2019, Telkomsel received the SKPKB and STP for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp128.6 billion). On August 28, 2019, Telkomsel has paid the whole amount (including penalty). For the amount of Rp34.6 billion was charged to the statement of profit or loss and other comprehensive income and for the remaining portion amounting to Rp350.2 billion was recorded as claim for tax refund. On September 24, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion.

On July 13, 2020, Telkomsel received objection decision letter from Tax Authorities that rejected all Company’s objection. On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2015 CIT, WHT, and VAT.

In April and May 2022, Telkomsel received the Tax Court’s Verdict for the 2015 underpayment of withholding tax and VAT which partially accepted Telkomsel’s appeal amounting to Rp52.9 billion. Telkomsel received the tax refund in April and May 2022 and charge the rejected portion of Rp3 billion as expense in 2022 consolidated financial statements of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed judicial reviews to the Supreme Court for the Tax Court's decision on VAT. Telkomsel submitted its contra memorandums for judicial review in August 2022. As at the authorization date of these consolidated financial statements, the results of appeal for corporate income tax and judicial review for VAT have not yet been decided.

Income tax and VAT fiscal year 2018

On September 22, 2022, Telkomsel received tax underpayment assessment letters and tax collection letters for the 2018 corporate income tax, VAT on taxable goods and withholding tax article 26 amounting to Rp159.8 billion (including penalty of Rp48.6 billion) in total. At the same date, Telkomsel also received tax assessment letters for 2018 VAT on taxable services confirming tax overpayments in the amount of Rp40 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.TAXATION (continued)

e.	Tax assessments (continued)

(ii)Telkomsel (continued)

Income tax and VAT fiscal year 2018 (continued)

On October 14, 2022, Telkomsel paid and accepted a portion of the CIT tax assessment of  Rp164.79 million and recorded it as expense in the consolidated statements of profit or loss.

Telkomsel also paid the remaining amount of tax assessment for CIT and VAT amounting to Rp57.03 billion, after deducted with overpayment of Rp40.05 billion. Telkomsel recorded it as claim for tax refund in the consolidated statements of financial position.

On December 13, 2022, Telkomsel filed an objection to the Tax Authorities amounting to Rp119.54 billion for CIT, VAT and WHT. As at the authorization date of these consolidated financial statements, the results of objection have not yet been received.

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows (continued):

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	2022	2021	2022	2021
The Company
Allowance for expected credit losses	885	895	(10)	71
Net periodic pension and other
post-employment benefit costs	981	1,110	(25)	134
Difference between accounting and tax
bases of property and equipment	806	631	175	217
Provision for employee benefits	292	388	(96)	111
Deferred installation fee	203	183	20	64
Land rights, intangible assets and others	23	22	1	(1)
Accrued expenses and provision for
inventory obsolescence	85	72	13	-
Leases	(1)	(2)	1	1
Contract cost	(49)	(73)	24	17
Total deferred tax assets	3,225	3,226	103	614
Telkomsel
Provision for employee benefits	1,220	1,228	33	128
Allowance for expected credit losses	144	179	(35)	(103)
Leases	468	675	(207)	100
Fair value measurement of financial
instruments	(7)	(549)	542	(549)
Difference between accounting and tax bases of
property and equipment	(1,445)	(1,623)	178	(100)
License amortization	(146)	(152)	6	(28)
Other financial instruments	(119)	(92)	(27)	(23)
Deferred tax assets (liabilities) of Telkomsel - net	115	(334)	490	(575)
Deferred tax assets of the other subsidiaries - net	777	598	164	80
Deferred tax liabilities of the other subsidiaries - net	(1,023)	(824)	(157)	(293)
Deferred tax expense (income)			600	(174)
Total deferred tax assets - net	4,117	3,824
Total deferred tax liabilities - net	(1,023)	(1,158)

As of December 31, 2022 and 2021 the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp23,915 billion and Rp25,810 billion, respectively. Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable, however it can be reduced if actual future taxable income is lower than estimates.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.	Administration

In October 2021, the Government also issued Law No.7/2021 on the Harmonization of Tax Regulations, which, among other things, regulates the rates of income tax and VAT. Starting January 1, 2022, the Group applies the income tax rate on employee taxable income in accordance with paragraph (1) letter a of Article 17 Chapter III, and starting April 1 2022 the VAT rate changes to 11%. The company ensures the readiness of the surrounding billing system, administrative and legal aspects of transactions, and builds intensive coordination between units. concerned to prepare for the implementation of these rules.

In February 2022, the Government issued Government Regulation No. 9/2022 concerning the Second Amendment to Government Regulation No. 51/2008 concerning Income Tax on Income from Construction Services Business. The company ensures administrative and legal aspects of transactions and builds solid coordination between related units to prepare for the application of the income tax rate rule for construction service businesses as stipulated in article 3 paragraph (1) of the regulation.

In December 2022, the Government issued Government Regulation No. 55/2022 concerning adjustments to regulations in the field of income tax. The provision of compensation in kind and/or benefits since the 2022 tax year is a tax object for the recipient, and for the Company it can be financed fiscally as long as it is a cost to earn, collect and maintain income (3M). The obligation to withhold income tax for the provision of in-kind and/or benefits is enforced starting January 1, 2023. In this regard, the Company needs to immediately identify the provision of employee benefits in kind and/or enjoyment in accordance with what has been agreed by the Company to employees/employee unions. Next is determining the tax treatment, both in Corporate Income Tax and Article 21 Income Tax. Employees then prepares or adjusts the income tax withholding system so that they can carry out appropriate and valid withholding obligation.

28.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the years attributable to owners of the parent company amounting to Rp20,753 billion and Rp24,760 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the years ended December 31, 2022 and 2021, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp209.49 and Rp249.94 (in full amount) for the years ended December 31, 2022 and 2021, respectively. The Company does not have potentially dilutive financial investments for the years ended December 31, 2022 and 2021.

29.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in Notarial Deed No. 37 dated May 28, 2021 of Utiek R. Abdurachman, S.H., M.Li., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2020 amounting to Rp12,482 billion (Rp126.01 per share) and Rp4,161 billion (Rp42.00 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in Notarial Deed No. 29 dated May 27, 2022 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2021 amounting to Rp14,856 billion (Rp149.97 per share). The Company paid cash dividend on July 1, 2022. Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital. The balance of the appropriated retained earnings of the Company as of December 31, 2022 and December 31, 2021 amounting to Rp15,337 billion, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2022	2021
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	4,234	4,891
Additional pension benefit obligation	30a.i.a.ii	44	-
The Company - unfunded	30a.i.b	522	613
Telkomsel	30a.ii	4,275	4,188
Others		-	3
Projected pension benefit obligations		9,075	9,695
Net periodic post-employment health care
benefit	30b	-	638
Other post-employment benefit	30c	268	300
Long service employee benefit	30d	1	4
Obligation under the Labor Law	30e	928	926
Total		10,272	11,563

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2022	2021
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	577	732
Additional pension benefit obligation	30a.i.a.ii	37	0
The Company - unfunded	30a.i.b	58	74
Telkomsel	30a.ii	596	331
Total periodic pension benefit cost	24	1,268	1,137
Net periodic post-employment health care
benefit cost	24,30b	213	263
Other post-employment benefit cost	24,30c	25	23
Long service employee benefit cost	24,30d	1	3
Obligation under the Labor Law	24,30e	78	254
Total		1,585	1,680

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The amounts recognized in OCI are as follows:

	Notes	2022	2021
Defined benefit plan actuarial gain
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	467	1,123
Additional pension benefit obligation	30a.i.a.ii	(7)	0
The Company - unfunded	30a.i.b	55	82
Telkomsel	30a.ii	218	(110)
Others		1	(3)
Post-employment health care benefit cost	30b	851	1,032
Other post-employment benefit	30c	14	2
Obligation under the Labor Law	30e	13	42
Sub-total		1,612	2,168
Deferred tax effect at the applicable tax rates	27f	(148)	(213)
Defined benefit plan acturial gain -
net of tax		1,464	1,955

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2022 and 2021:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2022	23,838	(18,947)	5,020	(832)	13,416	(12,778)	9,717
Service costs	178	-	326	-	-	-	504
Interest costs (income)	1,635	(1,347)	328	(58)	982	(933)	607
Plan administration cost	-	63	-	-	-	164	227
Additional welfare benefits	65	-	-	-	-	-	65
Cost recognized in the consolidated
statement of profit or loss	1,878	(1,284)	654	(58)	982	(769)	1,403

Actuarial (gain) loss on:
Experience adjustments	(737)	-	(1)	-	(730)	-	(1,468)
Changes in demographic assumptions	-	-	(1)	-	-	-	(1)
Changes in financial assumptions	(30)	-	(67)	-	(136)	-	(233)
Return on plan assets
(excluding amount included in
net interest expense)	-	300	(186)	37	-	(69)	82
Changes in asset ceiling	-	-	-	-	-	84	84
Cost recognized in OCI	(767)	300	(255)	37	(866)	15	(1,536)

Employer’s contributions	-	(719)	-	-	-	-	(719)
Pension plan participants’ contributions	19	(19)	-	-	-	-	-
Benefits paid from plan assets	(1,767)	1,767	(291)	-	-	-	(291)
Benefits paid by employer	(65)	-	-	-	(654)	654	(65)
Balance, December 31, 2022	23,136	(18,902)	5,128	(853)	12,878	(12,878)	8,509
Projected pension benefit
obligation at end of year	4,234		4,275		-		8,509

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2022 and 2021 (continued):

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2021	25,103	(19,546)	4,651	(799)	14,443	(13,036)	10,816
Service costs	269	-	84	-	-	-	353
Interest costs (income)	1,577	(1,223)	299	(52)	955	(860)	696
Plan administration cost	-	60	-	-	-	168	228
Additional welfare benefits	80	-	-	-	-	-	80
Cost recognized in the consolidated
statement of profit or loss	1,926	(1,163)	383	(52)	955	(692)	1,357

Actuarial (gain) loss on:
Experience adjustments	(340)	-	324	-	(105)	-	(121)
Changes in demographic assumptions	(1,122)	-	-	-	-	-	(1,122)
Changes in financial assumptions	-	-	(233)	-	(1,289)	-	(1,522)
Return on plan assets
(excluding amount included in
net interest expense)	-	339	-	19	-	362	720
Cost recognized in OCI	(1,462)	339	91	19	(1,394)	362	(2,045)

Employer’s contributions	-	(226)	-	-	-	-	(226)
Pension plan participants’ contributions	21	(21)	-	-	-	-	-
Benefits paid from plan assets	(1,670)	1,670	-	-	(588)	588	-
Benefits paid by employer	(80)	-	(105)	-	-	-	(185)
Balance, December 31, 2021	23,838	(18,947)	5,020	(832)	13,416	(12,778)	9,717
Projected pension benefit
obligation at end of year	4,891		4,188		638		9,717

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2022 and 2021:

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the labor law	Total
Balance, January 1, 2022	613	-	300	4	926	1,843

Service costs	24	37	8	1	78	148
Interest costs	34	-	17	-	-	51
Cost recognized in the consolidated
statement of profit or loss	58	37	25	1	78	199

Actuarial (gain) loss recognized in OCI	(55)	7	(14)	-	(13)	(75)
Benefits paid by employer	(94)	-	(43)	(4)	(63)	(204)
Balance, December 31, 2022	522	44	268	1	928	1,763

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2022 and 2021 (continued):

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the labor law	Total
Balance, January 1, 2021	962	-	367	1	777	2,107

Service costs	25	-	7	3	254	289
Interest costs	49	-	16	-	-	65
Cost recognized in the consolidated
statement of profit or loss	74	-	23	3	254	354

Fair value of pension plan assets at
beginning of year	-	6	-	-	-	6
Changes in asset ceiling	-	(6)	-	-	-	(6)
Actuarial gain recognized in OCI	(82)	-	(2)	-	(42)	(126)
Benefits paid by employer	(341)	-	(88)	-	(63)	(492)
Balance, December 31, 2021	613	-	300	4	926	1,843

a.	Pension benefit costs

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp719 billion and Rp226 billion, for the year ended December 31, 2022 and 2021, respectively.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

As of December 31, 2022 and 2021, plan assets consist of:

	2022		2021
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,320	-	762	-
Equity instruments*:
Financials	1,638	-	1,571	-
Consumer non-cyclicals	505	-	558	-
Basic material	271	-	300	-
Infrastructures	639	-	838	-
Energy	141	-	118	-
Technology	89	-	43	-
Industrials	315	-	421	-
Consumer cyclicals	115	-	112	-
Properties and real estate	98	-	143	-
Healthcare	208	-	202	-
Transportation and logistic	8	-	16	-
Equity-based mutual fund	410	-	321	-
Fixed income instruments:
Corporate bonds	-	3,117	-	4,558
Government bonds	7,884	-	7,736	-
Fixed income mutual funds	-	122	161	-
Midterm notes	-	100	-	-
Asset-backed securities	-	30	-	-
Sukuk	-	1,090	-	-
Non-public equity:
Direct placement	-	368	-	355
Property	-	187	-	186
Others	-	247	-	545
Total	13,641	5,261	13,302	5,644

*Since January 25, 2021, the Jakarta Stock Industrial Classification (JASICA) has been officially replaced by the IDX Industrial Classification (IDX - IC)

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp336 billion and Rp409 billion, representing 1.78% and 2.16% of total plan assets as of December 31, 2022 and 2021, respectively, and bonds issued by the Company with fair value totalling to Rp348 billion and Rp356 billion representing 1.84% and 1.88% of total plan assets as of December 31, 2022 and 2021, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp984 billion and Rp822 billion for the years ended December 31, 2022 and 2021, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (“FSR”) is above 105%. Based on Dapen’s financial statement as of December 31, 2022, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

Based on the Company Regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates that retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2022 and 2021, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp65 billion and Rp80 billion.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2022 and 2021, with reports dated March 18, 2023 and March 24, 2022, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner and KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with Willis Towers Watson (“WTW”). The principal actuarial assumptions used by the independent actuary for years December 31, 2022 and 2021 are as follows:

	2022	2021
Discount rate	7.25%	7.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)	Additional pension benefit obligation

Based on the Company Regulations issued on September 30, 2022, regarding the Regulations on Pension Funds from Telkom Pension Funds, the Company organizes a Defined Contribution Other Benefit Program (“PMLIP”) in the form of Additional Benefits. PMLIP participants are entitled to receive Periodic Pension Benefits every month in accordance with the provisions in the Pension Fund Regulations. Additional Benefit Funds are sourced from Employer Additional Benefit contributions and provision for investment development proceeds if the FSR is achieved above 102% and the rate of Return On Investment (“ROI”) is above the actuarial interest rate for funding. The employer's additional benefit contribution for each PMLIP participant is set at Rp120 thousand for annual contribution period which is calculated proportionally according to the amount received.

The actuarial valuation for additional pension benefit plan was performed based on the measurement date as of December 31, 2022 and 2021, with reports dated March 18, 2023 and March 24, 2022, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner and KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for years December 31, 2022 and 2021 are as follows:

	2022	2021
Discount rate	7.25%	7.00%
Indonesian mortality table	2019	2019

Additional pension benefit obligation have been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2022, the additional pension benefit obligation have been fully paid to the pension recipients and no additional obligations have been set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp48 billion and Rp44 billion, for the years ended December 31, 2022 and 2021, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2022 and 2021, with reports dated March 8, 2023 and March 24, 2022, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner and KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Discount rate	7.00%-7.25%	5.75%-7.00%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2019	2019

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking the responsibility for the full amount of the contributions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel (continued)

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value (“CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by IFG Life when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. On December 31, 2021, the CV of active participant amounted to Rp853 billion.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2022 and 2021 with reports dated February 28, 2023 and March 24, 2022, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman, and KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2022 and 2021, are as follows:

	2022	2021
Discount rate	7.15%	7.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2022 and 2021.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

As of December 31, 2022 and 2021, plan assets consists of:

	2022		2021
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,085	-	527	-
Equity instruments*:
Financials	1,368	-	1,254	-
Consumer non-cyclicals	114	-	100	-
Basic material	264	-	256	-
Infrastructures	598	-	574	-
Energy	221	-	171	-
Technology	63	-	24	-
Industrials	185	-	274	-
Consumer cyclicals	457	-	483	-
Properties and real estate	95	-	93	-
Healthcare	233	-	232	-
Transportation and logistic	3	-	5	-
Equity-based mutual funds	1,035	-	569	-
Fixed income instruments:
Government obligations	82	-	-	-
Fixed income mutual funds	6,761	-	7,858	-
Unlisted shares:
Private placement	-	398	-	358
Total	12,564	398	12,420	358

*Since January 25, 2021, the Jakarta Stock Industrial Classification (JASICA) has been officially replaced by the IDX Industrial Classification (IDX - IC)

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp228 billion and Rp229 billion, representing 1.76% and 1.79% of total plan assets as of December 31, 2022 and 2021, respectively. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp839 billion and Rp329 billion for the years ended December 31, 2022 and 2021, respectively.

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2022 and 2021, with reports dated March 8, 2023 and March 24, 2022, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner and KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2022 and 2021 are as follows:

	2022	2021
Discount rate	7.25%	7.50%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2022	2021
Indonesian mortality table	2019	2019

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2021 and 2020, with reports dated March 8, 2023 and March 24, 2022, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner and KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2022 and 2021, are as follows:

	2022	2021
Discount rate	6.75%	6.25%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2022 and 2021 amounted to Rp1 billion and Rp4 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion and Rp3 billion for the years ended December 31, 2022 and 2021, respectively.

e.	Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2022 and 2021 amounted to Rp928 billion and Rp926 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp78 billion and Rp254 billion for the years ended December 31, 2022 and 2021, respectively. The actuarial gain in OCI amounted to Rp13 billion and Rp42 billion for the years ended December 31, 2022 and 2021, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2022 and 2021 are as follows:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

2022
Within next 10 years	21,232	40	705	5,111	8,092	324	59
Within 10-20 years	16,485	31	229	11,178	12,746	123	414
Within 20-30 years	10,414	18	430	7,827	12,019	83	497
Within 30-40 years	4,209	6	96	473	5,491	6	80
Within 40-50 years	882	1	-	-	970	-	-
Within 50-60 years	77	-	-	-	59	-	-
Within 60-70 years	2	-	-	-	6	-	-
Within 70-80 years	-	-	-	-	1	-	-

Weighted average
duration of DBO	8.48 years	8.48 years	5.52 years	9.45 years	12.40 years	4.62 years	11.69 years

2021
Within next 10 years	20,809	-	691	4,224	5,959	357	15
Within 10-20 years	23,096	-	92	10,849	6,697	121	14
Within 20-30 years	21,308	-	85	8,385	5,117	92	1
Within 30-40 years	16,537	-	17	901	2,025	5	-
Within 40-50 years	3,965	-	-	-	259	-	-
Within 50-60 years	2,803	-	-	-	1	-	-
Within 60-70 years	16	-	-	-	-	-	-
Within 70-80 years	-	-	-	-	-	-	-

Weighted average
duration of DBO	10.50 years	10.50 years	5.75 years	10.30 years	14.13 years	4.88 years	7.41 years

g.	Sensitivity Analysis

As of December 31, 2022 and 2021, 1% change in discount rate and rate of compensation would have effect on DBO, are as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2022
Funded:
Defined pension benefit obligation	(1,948)	2,291	268	255
Unfunded	(24)	27	29	(27)
Telkomsel	(430)	491	536	(477)
Post-employment health care benefits	(1,413)	1,703	1,629	1,380
Other post-employment benefits	(12)	13	-	-
Post-employment benefits UUCK (Telkom)	(8)	10	27	(24)

2021
Funded:
Defined pension benefit obligation	(2,040)	2,419	1,571	(1,439)
Unfunded	(27)	30	33	(30)
Telkomsel	(434)	465	455	(429)
Post-employment health care benefits	(1,605)	1,964	1,985	(1,686)
Other post-employment benefits	(13)	14	-	-
Post-employment benefits UUCK (Telkom)	(1)	1	6	(3)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis (continued)

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

31.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,031 billion and Rp1,206 billion as of December 31, 2022 and 2021, respectively. The related benefit costs charged to expense amounted Rp92 billion and Rp153 billion for the years ended December 31, 2022 and 2021, respectively (Note 24).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance income
PT Pegadaian (Persero) (“Pegadaian”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perkebunan Nusantara III (Persero) (“PTPN III”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kereta Api Indonesia (Persero) (“KAI”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kimia Farma (Persero) (“Kimia Farma”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
PT Inti Telekomunikasi Indonesia (Persero) (“INTI”)	Entity under common control	Purchase of property and equipments
Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs
Omni Inovasi Indonesia	Associated company	Distribution of SIM cards and pulse reload voucher
Finarya	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucher
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2022 and 2021 the Group recorded a (decrease) increase impairment loss from trade receivables of related party amounted to Rp(57) billion and Rp82 billion. Impairment assessment is undertaken each financial year by examining the current status of existing receivables and historical collection experience.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties

	2022		2021
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	199	0.14	212	0.15
Entities under common control
Indosat	1,923	1.31	1,056	0.74
Pertamina	752	0.51	631	0.44
BNI	493	0.33	404	0.28
Bank Mandiri	180	0.12	212	0.15
Pegadaian	160	0.11	148	0.10
PLN	158	0.11	153	0.11
KAI	143	0.10	84	0.06
PTPN III	114	0.08	99	0.07
Kimia Farma	107	0.07	120	0.08
BRI	104	0.07	341	0.24
Others (each below Rp100 billion)	743	0.50	944	0.66
Sub-total	4,877	3.31	4,192	2.93
Other related entities	52	0.04	33	0.02
Associated companies	6	0.00	16	0.01
Total	5,134	3.49	4,453	3.11

	2022		2021
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	2,473	2.43	2,349	2.37
Indosat	537	0.53	467	0.47
Jasindo	296	0.29	385	0.39
Others (each below Rp100 billion)	228	0.22	208	0.21
Sub-total	3,534	3.47	3,409	3.44
Other related entities
Padi UMKM	626	0.62	269	0.27
Others (each below Rp100 billion)	98	0.10	115	0.12
Sub-total	724	0.72	384	0.39
Associated companies
Finarya	110	0.11	125	0.13
Others (each below Rp100 billion)	37	0.04	344	0.34
Sub-total	147	0.15	469	0.47
Total	4,405	4.34	4,262	4.30

	2022		2021
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	459	52.28	348	62.37
Total	459	52.28	348	62.37

	2022		2021
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	10	0.25	17	0.39
Entities under common control
State-owned banks	1,004	24.89	1,247	28.57
Sarana Multi Infrastruktur	109	2.70	192	4.40
Total	1,123	27.84	1,456	33.36

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2022		2021
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipments
Entities under common control
INTI	117	0.34	104	0.34
Others	4	0.01	309	1.02
Total	121	0.35	413	1.36

	2022		2021
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Associated companies
Omni Inovasi Indonesia	981	0.67	959	0.67
Finarya	141	0.10	-	-
Total	1,122	0.77	959	0.67

c.	Balance of accounts with related parties

	2022		2021
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	23,328	8.48	29,896	10.79
Other current financial
asset (Note 4)	400	0.15	329	0.12
Trade receivables - net
(Note 5)	1,620	0.59	961	0.35

Contract assets
Majority stockholder
Government	24	0.01	7	0.00
Entities under common control	248	0.09	374	0.13
Associated companies	1	0.00	1	0.00
Other related entities	1	0.00	-	-
Total	274	0.10	382	0.13

Other current asset	98	0.04	49	0.02
Other non-current asset	15	0.01	25	0.01

	2022		2021
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 15)
Majority stockholder
Ministry of Finance	0	0.00	8	0.01
Entities under common control
State-owned enterprises	197	0.16	317	0.24
Indosat	140	0.11	144	0.11
Others	37	0.03	23	0.02
Sub-total	374	0.30	484	0.37
Other related entities	57	0.05	5	0.00
Total	431	0.35	497	0.38

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties (continued)

	2022		2021
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Accrued expenses
Majority stockholder
Government	1	0.00	3	0.00
Entities under common control
State-owned enterprises	57	0.05	81	0.06
State-owned banks	74	0.06	40	0.03
Others	2	0.00	7	0.01
Sub-total	133	0.11	128	0.10
Total	134	0.11	131	0.10

Contract liabilities
Majority stockholder
Government	34	0.03	19	0.01
Entities under common control
State-owned enterprises	170	0.13	228	0.17
Others	0	0.00	1	0.00
Sub-total	170	0.13	229	0.17
Associated companies	2	0.00	2	0.00
Other related entities	3	0.00	1	0.00
Total	209	0.16	251	0.18

Customer deposits	19	0.02	19	0.01
Short-term bank loans (Note 18)	4,462	3.54	1,578	1.20
Two-step loans (Note 19a)	209	0.17	355	0.27
Long-term bank loans (Note 19c)	11,284	8.96	17,630	13.38
Other borrowings (Note 19d)	1,314	1.04	2,605	1.98

d.	Significant agreements with related parties

i.	The Government

The Company obtained two-step loans from the Government (Note 19a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile (“GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties (continued)

ii.	Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance direct connection and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2018.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

iii.	Others

The Company entered into an agreement with Lintasarta for the use of satellite transponders or the Company's subscribed circuit telecommunication satellite frequency channels.

e.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2022		2021
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	401	0.39%	347	0.35%
Board of Commissioners	164	0.16%	140	0.14%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides Indihome services (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, Very Small Aperture Terminal (“VSAT”), broadband access, information technology services, data, and internet services to other licensed operator companies and institutions. Other segment provides digital content products (music and games), big data, Business to Business (“B2B”) Commerce, and financial services to individual and corporate customers. There is no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decision-making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and are not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2022
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment result
Revenues
External revenues	85,493	26,354	19,161	15,442	239	146,689	617	147,306
Inter-segment revenues	3,344	195	24,646	19,658	2,486	50,329	(50,329)	-
Total segment revenues	88,837	26,549	43,807	35,100	2,725	197,018	(49,712)	147,306

Segment results	26,122	7,579	831	8,925	(1,063)	42,394	(6,055)	36,339
Other information
Capital expenditures	(12,343)	(9,038)	(5,983)	(6,612)	(5)	(33,981)	(175)	(34,156)
Depreciation and amortization	(21,028)	(6,738)	(3,999)	(5,805)	(19)	(37,589)	4,334	(33,255)
Provision recognized in
current year	(128)	(434)	(45)	34	(5)	(578)	11	(567)

	2021
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment result
Revenues
External revenues	84,267	24,930	19,141	14,255	205	142,798	412	143,210
Inter-segment revenues	3,097	187	22,395	18,072	2,395	46,146	(46,146)	-
Total segment revenues	87,364	25,117	41,536	32,327	2,600	188,944	(45,734)	143,210

Segment results	34,435	5,894	(307)	9,192	199	49,413	(5,735)	43,678
Other information
Capital expenditures	(10,548)	(10,444)	(4,514)	(4,756)	(13)	(30,275)	(66)	(30,341)
Depreciation and amortization	(20,333)	(6,566)	(3,909)	(4,702)	(20)	(35,530)	3,714	(31,816)
Provision recognized in
current year	(99)	(285)	(13)	5	(33)	(425)	(49)	(474)

Adjustments and eliminations:

a.Revenue reconciliation

	2022	2021
Total segment revenues	197,018	188,944
Revenue from other non-operating segments	617	412
Inter-segment elimination	(50,329)	(46,146)
Consolidated revenues	147,306	143,210

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

b.Segment result reconciliation
	2022	2021
Total segment results	42,394	49,413
Loss from other non-operating segments	(1,772)	(1,237)
Adjustment and inter-segment elimination	(1,041)	(613)
Finance income	878	558
Finance cost	(4,033)	(4,365)
Share of loss of long-term investment in associates	(87)	(78)
Consolidated profit before income tax	36,339	43,678

c.Capital expenditure reconciliation
	2022	2021
Total segment capital expenditure	(33,981)	(30,275)
Capital expenditure from
other non-operating segments	(175)	(66)
Consolidated capital expenditure	(34,156)	(30,341)

d.Depreciation and amortization reconciliation
	2022	2021
Total segment depreciation and amortization	(37,589)	(35,530)
Depreciation and amortization from
other non-operating segments	(263)	(280)
Adjustment and inter-segment elimination	4,597	3,994
Consolidated depreciation and amortization	(33,255)	(31,816)

e.Provision recognized in current year
	2022	2021
Total segment provision	(578)	(425)
Provision recognized from other
non-operating segments	(7)	(3)
Adjustment and inter-segment elimination	18	(46)
Consolidated provision recognized
in current year	(567)	(474)

Geographic information:

	2022	2021
External revenues
Indonesia	139,983	136,482
Foreign countries	7,323	6,728
Total	147,306	143,210

The revenue information above is based on the location of the customers.

There is no revenue from major customer which exceeds 10% of total revenues for the year ended December 31, 2022 and 2021.

	2022	2021
Non-current operating assets
Indonesia	178,424	169,823
Foreign countries	3,207	2,709
Total	181,631	172,532

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in MoCI Regulation No. 5/2021 dated March 31, 2021 concerning “Telecommunication Operation”. This Decree replaced the previous Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008..

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i. Activation fee

ii. Monthly subscription charges

iii. Usage charges, and

iv. Additional facilities fee.

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

(i)Basic telephony services tariff
(ii)Roaming tariff, and/or
(iii)Multimedia services tariff

with the following traffic structure:

(i)Activation fee
(ii)Monthly subscription charges, and/or
(iii)Usage charges

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and
No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

d.Network lease tariffs

In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

35.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures

As of December 31, 2022, capital expenditures committed under the contractual arrangements are Rp10,046 billion and US$267 million.

The above balance includes the following significant agreements:

Contracting parties	Date of agreement	Significant part of the agreement
The Company and NEC Corporation	May 12, 2016 – March 31, 2023	Procurement and Installation Agreement of Sistem Komunikasi Kabel Laut ("SKKL") Indonesia Global Gateway Platform
Telkomsel and PT Phincon	September 12, 2019 – September 12, 2024	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 – January 31, 2024	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
The Company and PT Mastersystem Infotama	June 3, 2021 - April 6, 2023	Procurement and Installation Agreement of Expand IP Backbone Platform Cisco
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021 – September 1, 2024	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2021 – October 8, 2024	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2021 – October 8, 2024	TSA for OCS and SCP
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021 – October 27, 2037	Procurement and Installation Agreement of HTS 113BT Satellite System
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

Contracting parties	Date of agreement	Significant part of the agreement
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 24, 2025	Procurement Agreement for GGSN
Telkomsat and Space Exploration Technologies Corporation ("SpaceX")	April 19, 2022 - June 30, 2025	Procurement Agreement for Launch Services of HTS 113BT Satellite
The Company and PT Lintas Teknologi Indonesia	July 22, 2022 - March 19, 2023	Procurement and Installation Agreement of Nokia Dense wavelength-division multiplexing (“DWDM”) Platform

b.	Borrowings and other credit facilities

(i)	As of December 31, 2022, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2024	Rp	294
BNI	500	March 31, 2023	Rp	129
Bank Mandiri	500	December 23, 2023	Rp	236
Total	1,500			659

(ii)	As of December 31, 2022, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2022*)	Rp	23
BNI	2,100	December 11, 2022	Rp	1,577
Total	3,100			1,600
*) Bank guarantee facility with BRI is on extension process

Bank guarantee facility with BRI and BNI are mainly for performance bond and surely bond of radio frequency (Note 35c.i).

(iii)	Telin has a US$15 million or equal to Rp233 billion bank guarantee from Bank Mandiri and has been renewed on December 23, 2022, with a maximum credit limit of US$25 million or equal to Rp389 billion. The facility will expire on December 23, 2023. As of December 31, 2022, Telin has not had outstanding bank guarantee facility.

c.	Others

(i)	Radio frequency usage

With reference to Telecommunication Law No. 36 Year 1999, based on the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022 of the MoCI, the MoCI granted Telkomsel the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(i)	Radio frequency usage (continued)

With reference to Decision Letters No. 191 Year 2013, No.509 Year 2016, No. 1896 year 2017, No. 806 Year 2019, No.620 Year 2020, No. 178 Year 2021, and No. 479 Year 2022 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a performance bond each year amounting to Rp20 billion and a surety bond amounting Rp617.15 billion for spectrum 2.1 GHz.
2.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.
3.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
4.	Pay an annual right of usage (“BHP”) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz and 1,800 MHz, Telkomsel should pay annual frequency usage fees from 2020 to 2030.

2.	Radio frequency for band up to 2.1 GHz

Based on Decree No. 191 Year 2013 of the MoCI, concerning the appointment of PT Telekomunikasi Selular to use 2.1 GHz radio frequency for band 1,970 - 1,975 MHz paired with 2,160 - 2,165 MHz, the MoCI granted to utilize the license until March 18, 2023.

Based on Decree No. 509 Year 2016 of the MoCI, concerning the extension of the determination of radio frequency 2.1 GHz for band 1,940 - 1,945 MHz paired with 2,130 - 2,135 MHz, the MoCI granted the extension of the license until March 28, 2026.

Based on Decree No. 806 Year 2019 of the MoCI (previously was regulated on Decree No. 356 Year 2018), concerning the extension of the determination of radio frequency 2.1 GHz for band 1,935 - 1,940 MHz paired with 2,125 - 2,130 MHz, the MoCI granted the extension of the license until September 30, 2029.

The aforementioned 2.1 GHz radio frequency band was rearranged in pursuant to the Decree No. 356 Year 2018 of the MoCI concerning the determination of 2.1 GHz radio frequency band for the purposes of mobile cellular network.

Based on Decree No. 479 Year 2022 of the MoCI, concerning the appointment of Telkomsel as winner of auction of 2.1 GHz radio frequency for band 1,975 - 1,980 MHz paired with 2,165 - 2,170 MHz effective from January 11, 2023.

In October 2022, the MoCI issued a Decree No. 480 Year 2022 concerning the rearrangement of the 2.1 GHz radio frequency band, including those used by Telkomsel.

3.	Radio frequency for band up to 2.3 GHz

Based on Decree No. 1896 Year 2017 of the MoCI, concerning the appointment of PT Telekomunikasi Selular to use 2.3 GHz radio frequency for band 2,300 - 2,330 MHz.

4.	Radio frequency for band up to 2.3 GHz Block A and C

Based on Decree No. 178 Year 2021 of the MoCI, concerning the appointment of PT Telekomunikasi Selular to use 2.3 GHz radio frequency for band 2,300 - 2,390 MHz, Telkomsel shall pay the annual BHP IPFR for Block A and Block C until 2030.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(i)	Radio frequency usage (continued)

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year (continued):

4.	Radio frequency for band up to 2.3 GHz Block A and C

Based on Decree No. 445 Year 2021 of the MoCI, concerning the determination of radio frequency bands resulting from the rearrangement of the 2.3 GHz radio frequency band for the purposes of mobile cellular network, the aforementioned 2.3 GHz radio frequency band was rearranged.

Based on Decree No. 487 Year 2022 of the MoCI, Telkomsel received a right to use reallocated 2.3 GHz radio frequency from PT Berca Hardayaperkasa effective from  November 18, 2022.

(ii)	Receivable under non-cancelable lease agreements

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2023 and 2032. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	2022	2021
Less than 1 year	2,582	3,095
1-5 years	8,354	6,922
More than 5 years	5,107	4,732
Total	16,043	14,749

(iii)	USO

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”), now has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”) as a provider of the USO Program in the border areas with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCI issued Regulation No. 5 Year 2021 dated March 31, 2021 which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)	USO (continued)

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021 of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

36.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2022
	U.S Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	261.09	5.74	13.60	4,298
Other current financial assets	27.06	-	0.02	427
Trade receivables
Related parties	0.47	-	-	7
Third parties	86.06	-	8.24	1,481
Contract assets	30.91	-	-	486
Other receivables	0.92	-	1.11	32
Other current assets	0.30	-	0.46	13
Long-term investment in financial instruments	372.84	-	6.22	5,907
Other non-current assets	0.43	-	0.55	17
Total assets	780.08	5.74	30.20	12,668
Liabilities
Trade payables
Related parties	(0.13)	-	-	(2)
Third parties	(104.25)	(25.34)	(5.82)	(1,728)
Other payables	(1.58)	-	(2.93)	(70)
Accrued expenses	(39.41)	(5.21)	(2.31)	(657)
Advances from customers	(2.39)	-	(0.11)	(38)
Current maturities of long-term borrowings	(15.78)	(767.90)	(4.72)	(413)
Long-term borrowings - net of current maturities	(24.75)	(767.90)	(30.60)	(958)
Other liabilities	(2.00)	-	-	(33)
Total liabilities	(190.29)	(1,566.35)	(46.49)	(3,899)
Assets (liabilities) - net	589.79	(1,560.61)	(16.29)	8,769

	2021
	U.S Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	274.23	0.73	16.45	4,142
Other current financial assets	11.55	-	-	165
Trade receivables
Related parties	0.09	-	-	1
Third parties	112.56	-	6.33	1,696
Contract assets	34.25	-	-	489
Other receivables	0.28	-	0.06	6
Other current assets	0.30	-	0.59	13
Long-term investment in financial instruments	927.23	-	8.57	13,348
Other non-current assets	3,28	-	1,11	62
Total assets	1,363.77	0.73	33.07	19,922
Liabilities
Trade payables
Related parties	(0.01)	-	-	(0)
Third parties	(105.54)	(2.37)	(5.60)	(1,586)
Other payables	(3.07)	-	(1.54)	(66)
Accrued expenses	(47.23)	(7.82)	(2.03)	(703)
Advances from customers	(0.17)	-	(0.68)	(12)
Current maturities of long-term borrowings	(17.16)	(767.90)	(4.42)	(402)
Long-term loans and other borrowings	(37.14)	(1,535.80)	(34.51)	(1,212)
Other liabilities	(0.29)	-	-	(4)
Total liabilities	(210.61)	(2,313.89)	(48.78)	(3,985)
Assets (liabilities) - net	1,153.16	(2,313.16)	(15.71)	15,937

*Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS

a.	Fair value of financial assets and financial liabilities

i.	Classification

(a)	Financial asset
		2022	2021
	Amortized cost
	Cash and cash equivalents	31,947	38,311
	Other current financial assets	1,268	415
	Trade receivables	8,634	8,510
	Other receivables	245	195
	Other non-current assets	186	151
	FVTPL
	Long-term investment in financial instruments	8,508	13,643
	Other current financial assets	81	78
	FVTOCI
	Long-term investment in financial instruments	22	18
	Total financial assets	50,891	61,321

(b)	Financial liabilities
		2022	2021
	Financial liabilities measured at amortized cost
	Trade payables	18,457	17,170
	Other payables	463	609
	Accrued expenses	15,445	15,885
	Customers deposits	44	401
	Short-term bank loans	8,191	6,682
	Two-step loans	209	355
	Bonds	4,793	6,993
	Long-term bank loans	29,873	36,056
	Other borrowings	1,314	2,605
	Lease liabilities	18,661	16,387
	Other liabilities	170	126
	Total financial liabilities	97,620	103,269

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2022	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	81	81	81	-	-
Long-term investment in financial instruments	8,508	8,508	2,172	-	6,336
FVTOCI
Long-term investment in financial instruments	22	22	-	-	22
Financial liabilities at amortized cost
Interest-bearing loans:
Two-step loans	209	207	-	-	207
Bonds	4,793	5,614	5,614	-	-
Long-term bank loans	29,873	29,860	-	-	29,860
Other borrowings	1,314	1,311	-	-	1,311
Lease liabilities	18,661	18,661	-	-	18,661
Other liabilities	170	170	-	-	170
Total	63,631	64,434	7,867	-	56,567

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2021	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	78	78	78	-	-
Long-term investment in financial instruments	13,643	13,643	-	8,899	4,744
FVTOCI
Long-term investment in financial instruments	18	18	-	-	18
Financial liabilities at amortized cost
Interest-bearing loans:
Two-step loans	355	351	-	-	351
Bonds	6,993	8,019	8,019	-	-
Long-term bank loans	36,056	36,176	-	-	36,176
Other borrowings	2,605	2,610	-	-	2,610
Lease liabilities	16,387	16,387	-	-	16,387
Other liabilities	126	126	-	-	126
Total	76,261	77,408	8,097	8,899	60,412

As of December 31, 2022, there was a transfer of the fair value hierarchy of financial assets from level 2 and level 3 to level 1 with the consideration that there was a quoted price in an active market condition for identical assets that could be accessed on the measurement date. Therefore, these financial assets can be categorized as level 1. These financial assets are long-term investments in shares in GOTO of Rp2,159 billion and in PT Global Sukses Solusi of Rp13 billion.

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2022 amounting to Rp282 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Beginning balance	4,762	1,962
Gain recognized in consolidated statement
of profit or loss and other comprehensive income	282	936
Purchase/addition	1,338	2,068
Settlement/deduction	(24)	(204)
Ending balance	6,358	4,762

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Subsidiaries investment
Non-listed equity investment - technology	OPM Backsolve method	Volatility	30.00% - 93.99%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp23 billion of the Investment value

		Exit timing	1.25 - 5 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp22 billion of the Investment value

	CoCos Equity	Volatility	20.00% - 93.99%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp13 billion of the Investment value

		Exit timing	1 - 6 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp10 billion of the Investment value

		Equity value/revenue multiple	2.36x - 4.36x	Increase in 1x of equity value/revenue multiple would result in an increase Rp3 billion of the Investment value

	Probability-weighted Method	IPO Probability	30% - 40%	50% increase (decrease) in IPO probability would result in an increase (decrease) Rp4 billion of the Investment value

Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	12% - 22%	1% decrease (increase) in the percentage of WACC would result in an increase (decrease) Rp9 billion of the Investment value

		Terminal growth rate	1% - 5%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp6 billion of the Investment value

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements (continued):

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.4% - 14%	0.5% decrease (increase) in WACC would result in an increase (decrease) Rp6 billion of the Investment value

		Terminal growth rate	1.5% - 3.2%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp3 billion of the Investment value

Convertible bonds
Non-listed equity investment - technology	OPM Backsolve method	Volatility	33.42% - 48.02%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp2 billion of the Investment value

		Exit timing	3.25 - 3.33 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp2 billion of the Investment value

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash) approximate their carrying amounts as the impact of discounting is not significant.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement (continued)

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, primarily consist of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

i.	Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese Yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk (continued)

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2022		2021
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.78	0.01	1.36	0.00
Financial liabilities	(0.19)	(1.57)	(0.21)	(2.31)
Net exposure	0.59	(1.56)	1.15	(2.31)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah at December 31, 2022 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2022
U.S. Dollar (1% strengthening)	92
Japanese Yen (5% strengthening)	(9)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at December 31, 2022 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2022, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk (continued)

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2022	2021
Fixed rate borrowings	(27,767)	(25,444)
Variable rate borrowings	(35,274)	(43,634)

Sensitivity analysis for variable rate borrowings

As of December 31, 2022, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp88.2 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2022	2021
Cash and cash equivalents	31,947	38,311
Other current financial assets	1,349	493
Trade receivable	8,634	8,510
Other receivable	245	195
Other non-current assets	186	151
Total	42,361	47,660

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 4.33% of trade receivables as of December 31, 2022 (2021: 5.05%)

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2027 and
	amount	cash flows	2023	2024	2025	2026	thereafter
2022
Trade and other payables	18,457	(18,457)	(18,457)	-	-	-	-
Trade and other payables	463	(463)	(463)	-	-	-	-
Accrued expenses	15,445	(15,445)	(15,445)	-	-	-	-
Customer deposits	44	(44)	(44)	-	-	-	-
Interest bearing loans:
Short-term bank loans	8,191	(8,191)	(8,191)	-	-	-	-
Two-step loans	209	(216)	(123)	(93)	-	-	-
Bonds	4,793	(10,096)	(509)	(510)	(2,574)	(293)	(6,210)
Long-term bank loans	29,873	(36,301)	(10,020)	(8,346)	(6,871)	(4,874)	(6,190)
Other borrowings	1,314	(1,394)	(1,027)	(367)	-	-	-
Lease liabilities	18,661	(22,053)	(5,893)	(4,545)	(2,766)	(2,258)	(6,591)
Other liabilities	170	(196)	(20)	(44)	(44)	(44)	(44)
Total	97,620	(112,856)	(60,192)	(13,905)	(12,255)	(7,469)	(19,035)

	Carrying	Contractual					2026 and
	amount	cash flows	2022	2023	2024	2025	thereafter
2021
Trade and other payables	17,170	(17,170)	(17,170)	-	-	-	-
Trade and other payables	609	(609)	(609)	-	-	-	-
Accrued expenses	15,885	(15,885)	(15,885)	-	-	-	-
Customer deposits	401	(401)	(401)	-	-	-	-
Interest bearing loans:
Short-term bank loans	6,682	(6,682)	(6,682)	-	-	-	-
Two-step loans	355	(375)	(150)	(128)	(97)	-	-
Bonds	6,993	(12,821)	(2,817)	(507)	(507)	(2,500)	(6,490)
Long-term bank loans	36,056	(41,867)	(8,228)	(10,335)	(7,492)	(6,064)	(9,748)
Other borrowings	2,605	(2,801)	(1,164)	(1,115)	(522)	-	-
Lease liabilities	16,387	(17,052)	(4,935)	(3,473)	(2,435)	(1,813)	(4,396)
Other liabilities	126	(148)	(11)	(34)	(34)	(34)	(35)
Total	103,269	(115,811)	(58,052)	(15,592)	(11,087)	(10,411)	(20,669)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2022		2021
	Amount	Portion	Amount	Portion
Short-term debts	8,191	4.26%	6,682	3.50%
Long-term debts	54,850	28.52%	62,396	32.72%
Total debts	63,041	32.78%	69,078	36.22%
Equity attributable to owners
of the parent company	129,258	67.22%	121,646	63.78%
Total	192,299	100.00%	190,724	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones with have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2022 and 2021, respectively were as follows:

	2022	2021
Total interest-bearing debts	63,041	69,078
Less: cash and cash equivalents	(31,947)	(38,311)
Net debts	31,094	30,767
Total equity attributable to owners of the parent company	129,258	121,646
Net debt-to-equity ratio	24.06%	25.29%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the periods ended December 31, 2022 and 2021, the Group has complied with externally imposed capital requirements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Acquisition of property and equipment:
Credited to trade payables	4,662	5,723
Borrowing cost capitalization	79	52

Addition of right of uses assets credited
to leases (Note 12)	10,006	4,783

Acquisition of intangible assets:
Credited to trade payables	258	501

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign exchange		Other
	January 1, 2022	Cash flows	movement	New leases	Changes	December 31, 2022
Short-term bank loans	6,682	1,510	(1)	-	-	8,191
Two step loans	355	(144)	(2)	-	-	209
Bonds	6,993	(2,200)	-	-	-	4,793
Long-term bank loans	36,056	(6,218)	55	-	(20)	29,873
Other borrowings	2,605	(1,294)	-	-	3	1,314
Lease liabilities	16,387	(6,896)	60	10,006	(896)	18,661
Total liabilities from
financing activities	69,078	(15,242)	112	10,006	(913)	63,041

40.	SUBSEQUENT EVENTS

a.	On February 6, 2023, Telkomsel paid the entire outstanding loans to Bank of China amounting to Rp1,000 billion.
b.	On February 15, 2023, Mitratel acquired 997 Indosat’s telecommunication towers amounting to Rp1,648 billion.
c.	On March 16, 2023, the Company withdrawn facilities from Bank of China amounting to Rp1,000 billion.

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These are summary of significant differences between PSAK and IFRS for the year 2022.

Impact of significant differences between PSAK and IFRS on items in consolidated statements of financial position as of December 31, 2022 were as follows:

	Reference	PSAK	Reconciliation	IFRS
ASSETS

Trade receivables - net allowance for
expected credit losses
Related parties	b	1,620	389	2,009
Third parties	b	7,014	(389)	6,625
Other receivables - net	d	245	16	261
Total Current Assets		55,057	16	55,073

Property and equipment - net of accumulated depreciation	a	173,329	(1,838)	171,491
Right-of-use asset	a,d	20,336	1,195	21,531
Deferred tax assets - net	d	4,117	252	4,369
Total Non-current Assets		220,135	(391)	219,744

TOTAL ASSETS		275,192	(375)	274,817

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Impact of significant differences between PSAK and IFRS on items in consolidated statements of financial position as of December 31, 2022 were as follows (continued):

	Reference	PSAK	Reconciliation	IFRS
LIABILITIES AND EQUITY

Trade payables
Related parties	b	431	1,344	1,775
Third parties	b	18,026	(1,344)	16,682
Current maturities of lease liabilities	d	4,925	(153)	4,772
Total Current Liabilities		70,388	(153)	70,235

Lease liabilities	d	13,736	(35)	13,701
Total Non-current Liabilites		55,542	(35)	55,507

TOTAL LIABILITIES		125,930	(188)	125,742

EQUITY
Additional paid-in capital	c	2,711	(734)	1,977
Other equity	c	9,697	(9,133)	564
Retained earnings	c	111,897	9,833	121,730
Net equity attributable to owners of the parent company	d	129,258	(34)	129,224
Non-controlling interest	d	20,004	(153)	19,851
TOTAL EQUITY		149,262	(187)	149,075

TOTAL LIABILITIES AND EQUITY		275,192	(375)	274,817

Impact of significant differences between PSAK and IFRS on items in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2022 were as follows:

	Reference	PSAK	Reconciliation	IFRS

Depreciation and amortization expenses	a,d	(33,255)	126	(33,129)
Other income - net	d	26	9	35

OPERATING PROFIT		39,581	135	39,716

Finance cost	d	(4,033)	(44)	(4,077)

PROFIT BEFORE INCOME TAX		36,339	91	36,430

INCOME TAX (EXPENSE) BENEFIT		(8,659)	(51)	(8,710)

PROFIT FOR THE YEAR		27,680	40	27,720

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		29,447	40	29,487

Profit for the year attributable to:
Owners of the parent company		20,753	(17)	20,736
Non-controlling interests		6,927	57	6,984
		27,680	40	27,720
Total comprehensive income for the year attributable to:
Owners of the parent company		22,468	(19)	22,449
Non-controlling interests		6,979	59	7,038
		29,447	40	29,487
BASIC EARNING PER SHARE
(in full amount)
Net income per share		209.49	(0.17)	209.32
Net income per ADS (100 Series B shares per ADS)		20,949.46	(17.16)	20,932.30

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

a.	Land rights

According to PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will  not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

According to IFRS, land rights are accounted and presented as part of right-of-use assets. Land rights are amortized over the lease period.

b.	Related party transactions

According to Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of  Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

According to IFRS, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies, and similar bodies whether local, national, or international.

c.	Differences in entities under common control restructuring transactions

According to PSAK, the difference between restructuring transactions between entities under common control is included in the grouping of additional paid-in capital in equity. Meanwhile, according to IFRS, the difference in restructuring transactions between entities under common control is included in the grouping of retained earnings.

d.	Timing difference in applying accounting standards

The Group applied PSAK 73 Leases starting from January 1, 2020. It is equivalent with accounting standards in IFRS 16 Leases which was implemented in the beginning January 1, 2019. Timing difference in applying accounting standard results in differences in some of accounts in the consolidated financial statements.